Exhibit 99.5

Annual Information Form

Lake Shore Gold Corp

For the year ended December 31, 2010

Dated as of March 30, 2011

Table of Contents

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1

CORPORATE STRUCTURE	2

NAME, ADDRESS AND INCORPORATION	2
INTERCORPORATE RELATIONSHIPS	3

GENERAL DEVELOPMENT OF THE BUSINESS	3

THREE YEAR HISTORY	3
TRENDS	6

DESCRIPTION OF BUSINESS	6

GENERAL	6
RISK FACTORS	10
MINERAL PROJECTS	17

DESCRIPTION OF CAPITAL STRUCTURE	35

GENERAL DESCRIPTION OF CAPITAL STRUCTURE	35

MARKET FOR SECURITIES	35

TRADING PRICE AND VOLUME	35

DIRECTORS AND OFFICERS	36

NAME, OCCUPATION AND SECURITY HOLDING	36
CONFLICTS OF INTEREST	44

AUDIT COMMITTEE	44

LEGAL PROCEEDINGS	45

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	46

TRANSFER AGENTS AND REGISTRARS	46

MATERIAL CONTRACTS	46

INTERESTS OF EXPERTS	46

ADDITIONAL INFORMATION	47

GLOSSARY OF TERMS	48

All information in this Annual Information Form (“AIF”) is as of December 31, 2010, unless otherwise indicated.

All information stated to be incorporated by reference in the AIF is filed on the SEDAR website (www.sedar.com).

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this AIF including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada.

Other than as specifically required by law, the Corporation does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Corporation’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Corporation’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true; prices for fuel, electricity and other key supplies remains consistent with current levels; production and cost of sales forecasts meet expectations; the accuracy of the Corporation’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Corporation’s current expectations. The Corporation makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Corporation and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As well as those factors discussed in the section entitled “Risk Factors” in this AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Corporation may carry on business in the future; business opportunities that may be presented to, or pursued by, the Corporation; the Corporation’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Corporation has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Corporation”) was formed through an amalgamation in the Province of British Columbia on July 7, 1987, under the name Iron Lady Resources Inc. The Corporation changed its name to Takepoint Ventures Ltd. on August 25, 1993. On June 25, 2002, the Corporation consolidated its share capital on the basis of one new share for every three old shares, changed its name to Consolidated Takepoint Ventures Ltd. and was continued under the Yukon Business Corporations Act. On December 16, 2002, the Corporation completed a business reorganization and changed its name to “Lake Shore Gold Corp.” On June 4, 2004, Lake Shore Gold was continued under the British Columbia Business Corporations Act and on July 18, 2008 the Corporation was continued under the Canada Business Corporations Act (the “Act”).

The Corporation’s corporate head office and principal place of business is Suite 2000, 181 University Avenue, Toronto Ontario, M5H 3M7. The Corporation also has offices at 1515 Government Road, Timmins, Ontario, P4R 1N4. The Corporation is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec.

Intercorporate Relationships

The following chart illustrates the Corporation’s principal subsidiaries (collectively, the “Subsidiaries”), together with the governing law of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Corporation, as well as the Corporation’s principal mineral properties. As used in this AIF, except as otherwise required by the context, reference to “Lake Shore Gold” or the “Corporation” means, collectively, Lake Shore Gold Corp. and the Subsidiaries.

(1)                     In accordance with Mexican law which requires corporations to have at least two shareholders, a 0.002% interest in Minera Golondrina S. de R.L. de C.V. is currently held by Frank Hallam in trust for West Timmins Mining Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

During the past three years, the Corporation has conducted its mineral exploration activities in Ontario and Québec, with the focus being its Timmins Mine project (the “Timmins Mine” or “Timmins project”, formerly referred to as “Timmins West”) in Ontario.

In December 2007, Lake Shore Gold completed the acquisition from the Porcupine Joint Venture (the “PJV”), a joint venture between Goldcorp Canada Ltd. and Kinross Gold Corporation, of the PJV’s Bell Creek Mine and associated infrastructure located in the Timmins Gold Camp, adjacent to Lake Shore Gold’s Vogel-Schumacher property.

In February 2008, Lake Shore Gold entered into a strategic alliance with Hochschild Mining plc (“Hochschild”), resulting in Hochschild investing $65 million in the Corporation, and becoming a significant shareholder of Lake Shore Gold and a strategic partner for future projects. Lake Shore Gold and Hochschild entered into an agreement governing the future relationship, including terms with respect to Hochschild’s representation on Lake Shore Gold’s board of directors and Hochschild’s shareholding percentage.

In April 2008, Lake Shore Gold reached an agreement with Hochschild to complete a second financing transaction contemplated under the Strategic Alliance Agreement, which was completed in June 2008, with proceeds to Lake Shore Gold of $79.6 million.

In July 2008, Lake Shore Gold signed an Exploration Agreement with the Flying Post First Nation (“FPFN”) and Mattagami First Nation (“MFN”) in order to promote a cooperative and mutually respectful relationship between the FPFN and MFN and the Corporation as it moves forward with exploration and advanced exploration work on the Timmins property. The agreement established a framework for ongoing dialogue and consultation between the parties, including providing business, employment and training opportunities for members of the two First Nations groups.

At the end of July 2008, the Corporation commenced shaft sinking work at the Timmins project as part of the advanced exploration program.

In September 2008, Lake Shore Gold commenced driving a ramp from surface to access ore above the 400 metre level at its Timmins Mine property.

In March 2009, Lake Shore Gold completed a bought deal financing of 30,615,871 common shares at $1.55 per common share and 6,616,185 flow-through common shares at $2.00 per flow-through common share for net proceeds of $57.6 million.

Also in March 2009, Lake Shore Gold commenced processing development ore at its Bell Creek Mill, and signed an Exploration Agreement with four First Nations with respect to advanced exploration at the Bell Creek Complex.

In April 2009 Lake Shore Gold obtained approval for the Closure Plan for the Bell Creek Complex Advanced Underground Exploration Program, involving the re-establishment of the Bell Creek shaft and development of a ramp from surface.

In June 2009, Lake Shore Gold announced results from diamond drilling at its Thunder Creek project, including one of the best high-grade intercepts ever drilled in the Timmins Gold Camp, of 12.75 gpt Au over 83.40m in hole TC09-68b.

In August 2009, Lake Shore Gold announced an agreement to complete a business combination with West Timmins Mining Inc., pursuant to which Lake Shore Gold would acquire all of the shares of West Timmins Mining Inc., creating the large-scale, wholly-owned Timmins West Gold Complex on the western Timmins mining trend, incorporating the Corporation’s Timmins Mine and an extensive land package of adjacent exploration properties covering 130 square kilometres.

In October 2009, Lake Shore Gold entered into an agreement with Goldcorp Canada Ltd. and Goldcorp Inc. for the purchase of approximately 28 square kilometres of prospective exploration property in the surrounding vicinity of Lake Shore Gold’s Bell Creek Complex.

In November 2009, Lake Shore Gold completed the business combination with West Timmins Mining Inc. and commenced an advanced underground exploration program at the Thunder Creek project, including two drifts from the Timmins Mine at the 650 Level and 200 Level targeting high-grade mineralization at Thunder Creek.

Also in November 2009, Lake Shore Gold announced an agreement with Hochschild Mining Holdings Ltd. to raise $85.0 million through a private placement of 19.2 million shares at a price of $4.43 per share. In addition, the Corporation announced a structured flow-through financing for the issuance of 2.7 million shares for net proceeds of $15.0 million.

In December 2009, Lake Shore Gold completed the acquisition of the property around its Bell Creek Complex from Goldcorp Canada Ltd. and Goldcorp Inc., as well as closing the $85 million private placement with Hochschild Mining Holdings Ltd. and the first tranche of the flow-through financing (gross proceeds of $8 million).

Also in December 2009, Lake Shore Gold acquired an interest in RT Minerals Corp. by purchasing 6,000,000 common shares, representing 22% of the issued and outstanding shares, and 6,000,000 common share purchase warrants. At the same time the Corporation entered into a strategic alliance agreement with RT Minerals Corp., pursuant to which the Corporation has the right to nominate two directors to the board of RT Minerals Corp. and can acquire a 50% interest in RT Minerals Corp.’s Golden Property.

In January 2010, Lake Shore Gold acquired an additional 1,500,000 common shares and 1,500,000 common share purchase warrants in the capital of RT Minerals Corp., bringing the Corporation’s total shareholdings to 26.2% of the issued and outstanding shares and 36.6% of the fully diluted share capital.

In February 2010, Lake Shore Gold closed the second tranche of the flow-through financing announced in November 2009, for net proceeds of $7.2 million.

In May 2010, Lake Shore Gold completed the sale of the Corporation’s 50% ownership interest in the Ti-pa-haa-kaa-ning Joint Venture to Northern Superior Resources Inc. (“Northern Superior”) in return for the issuance from treasury of 25,000,000 common shares of Northern Superior and warrants to purchase 12,500,000 Northern Superior common shares at a price of $0.30 per share for 5 years. In connection with the sale of the Corporation’s interest in the Ti-pa-haa-kaa-ning Joint Venture, the Corporation and Northern Superior entered into a shareholder rights agreement which provides Lake Shore Gold with the right, for a period of five years, to participate pro rata in future equity financings by Northern Superior in order to maintain its ownership interest. As well, Lake Shore Gold is entitled to nominate two directors for election to Northern Superior’s board.

In June 2010, Lake Shore Gold completed an access ramp at the 200m level connecting the Timmins Mine to the mineralized Rusk Zone at the Thunder Creek deposit.

In October 2010, Lake Shore Gold acquired an additional 12,500,000 common shares of Northern Superior upon the exercise of purchase warrants issued to Lake Shore Gold in connection with the sale in May 2010 of the Corporation’s 50% ownership interest in the Ti-pa-haa-kaa-ning Joint Venture to Northern Superior.

In November 2010, Lake Shore Gold completed the expansion of the Bell Creek Mill to a capacity of 2,000 tonnes per day, and during the month processed approximately 54,000 tonnes of ore, producing approximately 12,000 ounces of gold.

Also in November 2010, Lake Shore Gold completed the access ramp at the 650m level connecting the Timmins Mine to the mineralized Rusk Zone at the Thunder Creek deposit.

In December 2010, Lake Shore Gold’s Closure Plan for mine production at the Timmins Mine was filed by Ontario’s Ministry of Northern Development and Mines.

Also in December 2010, Lake Shore Gold issued an initial resource estimate for the Bell Creek Mine containing 8,427,000 tonnes with an average grade of 4.40 grams per tonne Au (“gpt”) for a total of 1,192,900 contained ounces in the inferred category, and 1,790,000 tonnes at 4.36 gpt for 251,200 contained ounces in the measured and indicated categories. (See “Mineral Projects — Bell Creek Complex” below.)

In January 2011, Lake Shore Gold declared commercial production at its Timmins Mine.

Also in January 2011, Lake Shore Gold made additional investments in each of RT Minerals Corp. and Northern Superior. The transaction with RT Minerals Corp. involved the transfer of certain non-core properties to RT Minerals Corp. for common shares of RT Minerals Corp. issued from treasury, as well as a subscription for additional shares and warrants. Lake Shore Gold also acquired RT Minerals Corp.’s interest in the Golden Property and certain back-in rights to RT Minerals Corp.’s interest in the Meunier joint venture. The Corporation acquired additional shares in Northern Superior through a structured transaction in connection with a financing by Northern Superior, allowing the Corporation to maintain its percentage ownership at 25.5%.

In February 2011, Lake Shore Gold finalized a US$50 million, three-year corporate revolving credit facility with UniCredit Bank AG, to provide the Corporation with financial flexibility for future capital expenditures and general corporate purposes.

Trends

Management is not aware of any trend, commitment, event or uncertainty outside the ordinary course of business that would be reasonably expected to have a material effect on Lake Shore Gold’s business, financial condition or results of operations as at the date of this AIF.

DESCRIPTION OF BUSINESS

General

Lake Shore Gold is a rapidly growing gold mining company anchored in the Timmins Gold Camp of Northern Ontario. With a current workforce of approximately 600 employees and contractors, the Company is transitioning into a mid-tier gold producer through the successful exploration and development of a number of quality projects and exploration properties. The Company’s first mine, Timmins Mine, achieved commercial production effective January 1, 2011, with the Thunder Creek and Bell Creek projects being developed over the next two to three years. Properties such as 144, Gold River Trend, Marlhill Mine, Vogel and Wetmore provide the Company with significant potential for additional discoveries in Timmins in support of future growth. The Company’s production is delivered to its wholly owned milling facility, located on the east side of Timmins, which has a current operating capacity of 2,000 tonnes per day with plans being developed for further expansion. Lake Shore Gold also owns extensive land positions throughout other parts of the Abitibi Greenstone belt in Northern Ontario and Quebec, as well as in Mexico, which provide attractive longer-term exploration potential.

Principal Properties

1. Timmins Gold Camp

The following Lake Shore Gold properties are part of an area known as the “Timmins Gold Camp”. The Timmins Gold Camp has been a substantial producer of gold since its discovery in the early 1900s.

a. Timmins Mine

Lake Shore Gold acquired 100% of the Timmins Mine property in 2004 through a business combination with Holmer Gold Mines Limited. The Timmins Mine consists of a contiguous block of 23 claims (12 leased claims, which are grouped into two 21-year leases and 11 individual patented claims) covering approximately 395 hectares. One of the claims (which does not contain any portion of the current reserves or resources on the Timmins Mine property) is subject to a 1.5% net smelter returns royalty, which the Corporation can purchase for $1.0 million. All 23 claims cover both mining and surface rights.

Timmins Mine is located at the west end of the Timmins gold mining district. In late 2007, the Corporation established an initial mineral reserve and commenced work on an advanced underground exploration program. The program involved driving a ramp from surface and sinking a 710 metre shaft in order to expose and ultimately develop on mineralization in the Footwall, Ultramafic, Vein and Main Zones of the Timmins deposit, as well as to support an underground diamond drilling program to both confirm and expand the currently identified reserve and to identify new resources.

The Timmins shaft was completed to the 710 metre level early in 2010. Installation of the skips, loading pocket steel, hoist upgrades and surface dump infrastructure were completed by early May 2010, at which time the shaft was commissioned and the skipping of waste commenced. Initial work off the shaft involved access development on the 650 Level towards the Ultramafic 1(“UM1”) and 1a (“UM1a”) zones as well as ramping to the 630 and 610 Levels. The 630 Level access development was largely completed during the second quarter of 2010, including the silling of the initial stope test blocks between the 630 and 650 levels. During the second half of 2010, the Corporation’s production from the UM1 and UM1a zones was 121,000 and 29,000 tonnes of ore, respectively, at average grades of 7.7 grams per tonne and 4.3 grams per tonne, respectively. The realized head grades from both correlates very closely with the geological estimate of 7.3 gpt and 4.5 gpt, respectively, for the UM1 and UM1a zones. The ramp at Timmins Mine advanced to below the 290 Level as of the end of 2010, with approximately 100,500 tonnes (9,425 ounces) being mined from stopes between the 140 and 260 metre levels during 2010.

Commercial production at Timmins Mine was declared effective January 1, 2011.

b. Bell Creek Complex

The Bell Creek Complex includes the Bell Creek Mine and Mill as well as the contiguous Vogel and Schumacher properties, comprising 3 crown mining leases, 5 freehold patents and 2 private mining leases, covering 451.2 hectares. The Bell Creek mine is a former producer with attractive exploration potential. The mine includes a shaft, hoist, headframe, ore bin, collar house, hoist building, mine dry, office complex, and underground mine workings. The Vogel/Schumacher properties cover approximately 1.6 kilometres between the high-grade Hoyle Pond and Bell Creek mines. A Closure Plan for the Bell Creek Complex Advanced Exploration Program has been approved by and filed with Ontario´s Ministry of Northern Development, Mines and Forestry.

During 2010, approximately 5,500 meters of ramp and lateral development was completed at the Bell Creek Mine. As of December 31, 2010, over 1,050 metres of sill development along the North A Zone on the 320,330, 345,355 and 370 levels had been completed. The mineralization encountered in the development to date is consistent with results from previous surface diamond drilling, and shows a distinct east-west trending and steeply southward dipping gold rich quartz vein and alteration zone with widths of up to 3.00 meters. As of year end the main ramp had reached the 385 Level.

On December 1, 2010, the Corporation reported an initial NI 43-101 resource for the Bell Creek Mine. The reported resource contains 8,427,000 tonnes with an average grade of 4.40 grams per tonne gold for a total of 1,192,900 contained ounces in the inferred category and 1,790,000 tonnes at 4.36 grams per tonne for 251,200 contained ounces in the measured and indicated categories. The base case resource was estimated assuming a long term gold price of US$1,125 per ounce of gold and a cut off grade of 2.20 grams per tonne.

On February 21, 2011 the Corporation issued 2.985 million shares to purchase back a 5% net smelter returns royalty related to the Bell Creek Mine property. Pursuant to the December 2007 agreement governing the purchase of Bell Creek, the Corporation is entitled to recover one half of the cost of acquiring the royalty from the PJV. The Bell Creek Mine remains subject to a further 2% net smelter returns royalty payable to the PJV.

c. Thunder Creek

The Thunder Creek property is a 54-claim unit package adjacent to and southwest of the Timmins Mine. In November 2009 Lake Shore Gold completed a business combination with West Timmins Mining Inc. (“WTM”) consolidating ownership of the Thunder Creek property.

Following completion of the business combination with West Timmins, the Corporation commenced an advanced underground exploration program, which involved drifting across to high-grade mineralization at Thunder Creek from the 200 Level of the Timmins Mine ramp and the 650 Level near the Timmins Mine shaft to facilitate development on the mineralization and to support an underground drilling program. The 200 Level access drift from the Timmins Mine surface ramp reached the 300 Level at Thunder Creek deposit near the end of June 2010. In early November 2010, the drift to Thunder Creek from the 650 Level near the Timmins Mine shaft reached the mineralization on the 730 Level and the cross-cutting of the mineralized zone commenced in mid-November. Plans for 2011 include continued drilling to define and expand the deposit in order to complete an initial NI 43-101 resource estimate for the project during the second half of 2011.

Certain claims in the Thunder Creek land package are subject to net smelter returns royalties ranging from 1% to 3%.

d. Thorne

The Thorne Property consists of 125 staked claims covering approximately 4,864 ha. The Thorne Property hosts a number of individual zones which collectively make up the Golden River Trend. The Golden River Trend is an east — west trending mineralized deformation and alteration zone, which parallels the Destor Porcupine fault system, located approximately 3 km south of the Corporation’s Thunder Creek and Timmins Mines deposits. Discovered in 1996, the Golden River Trend hosts a NI 43-101 compliant inferred gold resource of 4,154,096 tonnes grading 3.33 grams per tonne for a total of 444,471 ounces and numerous other zones of gold mineralization which have been discovered since the last resource update in 1998. All zones remain open to depth and a number of untested geophysical anomalies indicate potential to significantly expand the gold mineralized system along strike.

Certain claims in the Thorne land package are subject to net smelter returns royalties ranging from 2% to 5%.

e. 144 Property

The 144 Property consists of 34 staked claims covering the western extension of the Golden River Trend from the adjacent Thorne Property. Geologically, the 144 Property shares a number of similarities with the adjacent Thunder Creek and Timmins Mine properties, covering 4.0 kilometres of the same volcanic/ultramafic intrusive/sedimentary contacts found on these properties.

Certain claims in the 144 land package are subject to net smelter returns royalties ranging from 2% to 5%.

2. Casa Berardi

The Corporation has a 50% earn-in right on the Casa Berardi property, as provided in an option agreement with Aurizon Mines Ltd. (“Aurizon”), entered into during the third quarter of 2007. The Casa Berardi property covers 227 claims in an east and west block surrounding Aurizon’s Casa Berardi mine, and covers an area of 11,594 hectares along a 30 kilometre section of the Casa Berardi fault, a major structural zone that is host to a number of gold and base metal deposits. The Corporation can earn its 50% interest by spending $5.0 million over five years. The Corporation is the operator during the earn-in period. Lake Shore Gold has spent a total of $4.6 million on the Casa Berardi property to December 31, 2010.

The Corporation carried out a drill program consisting of 6 holes (1,748 meters) in September 2010. The program was focused on the Porphyry Creek prospect which is located in the west portion of the project and on the north side of the Casa Berardi Trend and designed to follow up on previously drilled holes in this area from 2008 and expand outwards into nearby areas. All results of the drill program have now been received and indicate mainly low grade gold values with the best result being 28.41 gpt over 2.40 metres in close proximity to the 2008 drilling. Based on the above, additional work will be done in the future but no definite time frame has been established.

Production and Sale of Gold

Lake Shore Gold generates revenue through the extraction and sale of gold from its mineral properties. Gold has two primary uses: product fabrication and bullion investment. Fabricated gold has a variety of uses, including jewelry, electronics, dentistry, industrial applications, medals, medallions and official coins.

Lake Shore Gold commenced commercial production at the Timmins Mine on January 1, 2011; none of the Corporation’s other properties are in commercial production. Prior to January 1, 2011, Lake Shore Gold was a development-stage company.

The Corporation produces gold doré bars at its Bell Creek Mill. Because doré is an alloy consisting primarily of gold but also containing silver and other metals, doré bars are sent to refiners to produce bullion that meets the required market standard of 99.99% pure gold. All gold doré produced by the Bell Creek Mill is shipped to Johnson Matthey for processing at its refinery in Brampton, Ontario, Canada. Once the gold is refined, Lake Shore Gold actively manages sales by soliciting offers from institutional purchasers for a specified number of ounces of gold (and any silver byproduct resulting from the refining process. Ownership of the refined gold and any silver is transferred to the purchaser at the refinery.

As a development-stage company, Lake Shore Gold did not report any revenue in its financial statements for the financial years ended December 31, 2010, and December 31, 2009.

Specialized Skill and Knowledge

The skill and knowledge required to develop a producing mine includes experience in exploration, development, construction, mine operations, metallurgical processing and environmental compliance. Lake Shore Gold employs a number of technical personnel with relevant experience, education and professional designations, and constantly evaluates the need for additional employees with particular expertise. In addition, from time to time, as necessary, Lake Shore Gold engages professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines as consultants. Lake Shore Gold endeavours to maintain attractive remuneration and compensation packages in order to attract and retain personnel with the necessary qualifications, skills and experience, and to date has been able to meet the Corporation’s staffing requirements.

Competitive Conditions

Lake Shore Gold has numerous competitors in Canada, including many large established mining companies having substantial capabilities and greater financial and technical resources than Lake Shore Gold.

Employees

The Corporation had 407 employees at the end of 2010, and 183 contractors working at its sites.

Risk Factors

The following is a brief description of those distinctive or special characteristics of Lake Shore Gold’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, Lake Shore Gold’s financial performance, business and operations.

Dependence on Timmins Mine and Bell Creek Mill

The Corporation’s operations at the Timmins Mine and the Bell Creek Mill will account for all of the Corporation’s commercial production in 2011, and will continue to account for all of the Corporation’s commercial production until Thunder Creek, Bell Creek Mine, and any other potential mines on the Corporation’s properties, are placed into commercial production. Any adverse condition affecting mining or milling conditions at the Timmins Mine or the Bell Creek Mill could be expected to have a material adverse effect on the Corporation’s financial performance and results of operations. The Corporation also anticipates using revenue generated by its operations at the Timmins Mine to finance a substantial portion of the capital expenditures required at its development projects. Unless the Corporation can successfully bring into production Thunder Creek, Bell Creek or other mineral projects on its existing properties, or otherwise acquire gold-producing assets, the Corporation will be dependent on the Timmins Mine for the majority of its gold production. Further, there can be no assurance that the Corporation’s current exploration and development programs at its properties will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

Uncertainty of Production Estimates

The Corporation’s gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts or flooding, or as a result of other operational difficulties. In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, or dilution increases. Accordingly, there can be no assurance that the Corporation will achieve current or future production estimates.

Mineral Exploration, Development and Production Activities Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production and there is a risk that none of the Corporation’s properties, other than the Timmins Mine, will ultimately be developed into economic mines. Among the many uncertainties inherent in any gold exploration and development program are the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Other risks involved in extraction operations and the conduct of exploration programs include unusual or unexpected formations, formation pressures, seismic activity, fires, power outages, labour disruptions, flooding, explosions, rock bursts, cave-ins, landslides, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment including fuel, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum, and adverse weather conditions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although Lake Shore Gold carries liability insurance with respect to its mineral exploration operations, Lake Shore Gold may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Corporation’s current or future exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

Uncertainty of Mineral Resources and Reserves

The figures for mineral resources and reserves stated in this AIF, or in the documents incorporated by reference, are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. Market price fluctuations of gold, in addition to increased production costs or reduced recovery rates may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause any mining operation to be unprofitable in any particular accounting period.

Until mineral reserves or mineral resources are actually mined and processed, mineral resources and mineral reserve grades must be considered as estimates only. In addition, mineral reserves and mineral resources may vary depending on, among other things, metal prices and currency exchange rates. Any material change in mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Corporation’s mineral projects, other than the Timmins Mine which is in commercial production, are in the exploration or advanced exploration stage. Until mineral resources on these exploration properties are categorized as “mineral reserves” under NI 43-101, the known mineralization at these projects is not determined to be economic. The Corporation’s ability to put its advanced exploration properties into production will be dependent upon the results of further drilling and evaluation. There is no certainty that expenditures made in the exploration of the Corporation’s mineral properties will result in the identification of commercially recoverable quantities of ore or that mineral reserves will be mined or processed profitably. Greater assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic.

Risk of Project Delay

There are significant risks that the commencement and completion of construction of a mine on the Timmins project could be delayed due to circumstances beyond the Corporation’s control. Such risks include delays in obtaining environmental and construction authorizations and permits, delays in finalizing all necessary detailed engineering and construction contracts, as well as unforeseen difficulties encountered during the construction process.

The Corporation May Not Meet Key Production and Other Cost Estimates

A decrease in the amount and a change in the timing of the production outlook for the Timmins project will directly impact the amount and timing of the Corporation’s cash flow from operations. The actual impact of such a decrease on the Corporation’s cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the amount or timing of these projected cash flows that would occur due to production shortfall, changes in prices or costs, labour disruptions, or reduced availability of required equipment or suppliers would, in turn, result in delays in receipt of such cash flows and may require additional financing to fund capital expenditures.

Global Financial Condition

Global financial conditions in recent years have been characterized by weakness and uncertainty, and access to public financing has been negatively impacted by disruptions in the credit and capital markets. These factors may impact the ability of the Corporation to obtain equity or debt financing in the future on terms favourable to the Corporation. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of its common shares may be adversely affected.

Fluctuation of Mineral Prices

The success of the Timmins Mine and the Corporation’s other properties will be primarily dependent on the future price of gold. Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of the Corporation. Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold and other base and precious metals has fluctuated widely in recent years, and future serious price declines could cause continued development of, and commercial production from, the Corporation’s properties to be impracticable or uneconomic. Depending on the price of gold and base metals, projected cash flow from planned mining operations may not be sufficient and the Corporation could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Corporation’s mining properties is dependent on gold prices that are adequate to make these properties economically viable.

Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Corporation’s investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting the Corporation’s mineral reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency Fluctuations

Currency fluctuations may affect the costs the Corporation incurs in its operations and may affect the Corporation’s operating results and cash flows. Gold is sold throughout the world based principally on the U.S. dollar price, but the Corporation’s operating and capital expenses are incurred in Canadian dollars. The appreciation of the Canadian dollar against the U.S. dollar can reduce the Corporation’s revenues relative to the costs at the Corporation’s operations, making such operations less profitable.

Fluctuations in External Factors Affecting Costs

The Corporation’s production costs are dependent on a number of factors, including refining charges, production royalties based on the price of gold, and the cost of inputs used in mining operations, including equipment, labour (including contractors), steel, chemical reagents and energy. All of these factors are beyond the Corporation’s control. If the Corporation’s total production costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Corporation may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

History of Net Losses; Uncertainty of Additional Financing

Prior to January 1, 2011, the Corporation had not recorded any revenues from operations nor had the Corporation operated in commercial production on any property. Despite the commencement of commercial production at Timmins Mine on January 1, 2011, there can be no assurance that significant losses will not continue to occur or that the Corporation will be profitable in the future. The Corporation’s operating expenses and capital expenditures may increase with mining activities at Timmins Mine and advancing exploration, development and commercial production of Thunder Creek, Bell Creek and other properties in which the Corporation has an interest. The Corporation may continue to incur losses unless and until such time as it generates sufficient revenues from commercial production to fund all of its continuing operations. The development of the Corporation’s properties will require the commitment of substantial resources.

The Corporation may require significant capital in order to fund its capital and operating costs. The Corporation may require additional financing from external sources to meet such requirements. There can be no assurance that such financing will be available to the Corporation or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Corporation, the interests of shareholders in the net assets of the Corporation may be diluted. Any failure of the Corporation to obtain required financing on acceptable terms could have a material adverse effect on the Corporation’s financial condition, results of operations and liquidity and require the Corporation to cancel or postpone planned capital investments.

Limitations under Credit Facility

The Corporation’s secured revolving $50 million bank credit facility limits, among other things, the Corporation’s ability to permit the creation of certain liens, make investments, dispose of the Corporation’s material assets or, in certain circumstances, pay dividends. In addition, the bank credit facility limits the Corporation’s ability to incur additional indebtedness and requires the Corporation to maintain specified financial ratios and meet financial condition covenants. Events beyond the Corporation’s control, including changes in general economic and business conditions, may affect the Corporation’s ability to satisfy these covenants, which could result in a default under one or both of the bank credit facilities or the notes, if issued. As of the date of this AIF the Corporation had not drawn any amounts under the bank credit facility, but the Corporation may draw on the bank credit facility to fund part of the capital expenditures required in connection with its current development projects. If an event of default under the bank credit facility occurs, the Corporation would be unable to draw down further on that facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and it could cause an event of default under the other credit facility. An event of default under the bank credit facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Corporation may not have sufficient funds to repay amounts owing under such agreements.

Uncertainty in Executing, Managing and Integrating Acquisitions

The Corporation occasionally evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Corporation’s business and may expose the Corporation to new geographic, political, operating, financial or geological risks. The Corporation’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Corporation. Any acquisition would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Corporation’s ongoing business; the inability of management to maximize the financial and strategic position of the Corporation through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Corporation may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Corporation to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Mining Licenses

Certain agreements pursuant to which Lake Shore Gold acquired or may acquire interests in certain properties provide that Lake Shore Gold must make a series of payments in cash and/or common shares over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. If Lake Shore Gold fails to make such payments or expenditures in a timely fashion, Lake Shore Gold may lose its interest in those properties. Further, with respect to any exploration property, Lake Shore Gold may not be able to obtain the necessary licenses or permits to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on such properties.

The Majority of Lake Shore Gold’s Properties Contain No Known Mineral Reserves

With the exception of the Timmins Mine, there are no known mineral reserves on Lake Shore Gold’s properties. Additional work is required before Lake Shore Gold can ascertain if any mineralization may be economically viable and if any of its properties have a body of commercially viable ore. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Lake Shore Gold makes on its properties do not result in discoveries of mineralization that can be economically recovered, the value of exploration and acquisition expenditures may be lost and the value of Lake Shore Gold stock will be negatively impacted.

Title Risks

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, the mineral property may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the properties in which the Corporation has an interest, which, if successful, could result in the loss or reduction of the Corporation’s interest in the properties.

Although title to its material properties has been reviewed by or on behalf of Lake Shore Gold, no assurances can be given that there are no title defects affecting the properties. Title insurance generally is not available for mining claims in Canada and Lake Shore Gold’s ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained. Lake Shore Gold has not conducted surveys of all of the claims in which it holds direct or indirect interests, therefore, the precise area and location of such claims may be in doubt. The properties may be subject to prior unregistered liens, agreements, transfers or claims including native land claims, and title may be affected by, among other things, undetected defects. In addition, Lake Shore Gold may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Obligations and Potential Liabilities with Respect to Bell Creek

Under the agreement for the acquisition of the Bell Creek Complex, Lake Shore Gold assumed all liabilities relating to, and has provided a full indemnity to the seller in connection with, the mineral properties, surface buildings, mill and tailings, past, present and future. While Lake Shore Gold conducted due diligence with a view to determining, among other things, what these obligations and liabilities may be, there is no assurance that Lake Shore Gold has been able to determine accurately the existence or extent or potential cost of any such obligations and liabilities. Failure to determine adequately or at all the existence or extent or potential cost of any such obligations and liabilities could, in the future, have a material adverse impact on Lake Shore Gold’s profitability, business prospects, results of operations and financial condition.

Environmental Risks

Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive. Lake Shore Gold cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (even if inadvertent) or environmental pollution will not materially and adversely affect its financial condition and its results from operations.

Previous mining operations may have caused environmental damage at certain of Lake Shore Gold’s properties. It may be difficult or impossible to assess the extent to which such damage was caused by Lake Shore Gold or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Risks Associated with Joint Venture Agreements

Lake Shore Gold’s interests in various of its properties may, in certain circumstances, become subject to the risks normally associated with the conduct of joint ventures. In the event that any of Lake Shore Gold’s properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Lake Shore Gold’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Lake Shore Gold’s business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Third Party Reliance

Lake Shore Gold’s rights to acquire an interest in certain resource properties may have been granted by third parties who themselves held only a lease or an option to acquire such properties. If such persons fail to fulfill their obligations, Lake Shore Gold could lose such interest in the properties and may have no meaningful recourse, as it may not have any direct contractual arrangements with the underlying property holders.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of Lake Shore Gold, including exploration, development activities and commercial production are and will be governed by laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Lake Shore Gold has received all necessary permits for the mining operations and the exploration and development work it is presently conducting, but there can be no assurance that all permits, if any, which Lake Shore Gold may require for future exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which Lake Shore Gold may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. Lake Shore Gold may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Lake Shore Gold is not currently covered by any form of environmental liability insurance. See “Insurance Risk”.

Existing and possible future laws, regulations and permits governing operations and activities of exploration and development companies, or more stringent implementation thereof, could have a material adverse impact on Lake Shore Gold and cause increases in capital expenditures or require abandonment of, or delays in, exploration.

Insurance Risk

The Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes or slowdowns, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment or laws, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although the Corporation maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Competition

The Corporation’s business is intensely competitive, and the Corporation competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for: (i) mineral rich properties which can be developed and produced economically; (ii) the technical expertise to find, develop, and produce such properties; (iii) the labour to operate the properties; and (iv) the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Corporation. Such competition may result in the Corporation being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Corporation’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Corporation’s results of operations.

Dependence on Key Management and Employees

The success of the operations and activities of Lake Shore Gold is dependent to a significant extent on the efforts and abilities of its management, key employees and outside contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation’s business, results of operations and financial condition. The Corporation’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of key management personnel. The loss of the services of one or more of these individuals could adversely affect Lake Shore Gold’s profitability, results of operations and financial condition. The Corporation faces significant competition for qualified personnel and there can be no assurance that the Corporation will be able to attract and retain such personnel. The Corporation does not hold key person insurance on any of these individuals.

Volatility of Market Price of Securities

The trading price of the Corporation’s common shares has been and may continue to be subject to large fluctuations which may result in losses to investors. The trading price of the Corporation’s common shares may increase or decrease in response to a number of events and factors, including:

•                            changes in the market price of gold;

•                            current events affecting the economic situation in Canada, the United States and elsewhere;

•                            trends in the mining industry and the markets in which the Corporation operates;

•                            changes in financial estimates and recommendations by securities analysts;

•                            acquisitions and financings;

•                            quarterly variations in operating results;

•                            the operating and share price performance of other companies that investors may deem comparable; and

•                            purchases or sales of blocks of the Corporation’s common shares.

Wide price swings are currently common in the markets on which the Corporation’s securities trade. This volatility may adversely affect the prices of the Corporation’s common shares regardless of the Corporation’s operating performance. As well, there can be no assurance that an active market for the securities of the Corporation will be sustained.

Mineral Projects

Timmins Mine Property

Robert Kusins, P. Geo., Jacques Samson, P. Geo., Heather Miree, P. Geo., Todd Fayram, P.E., and George Darling, P. Eng., prepared a technical report in accordance with NI 43-101 entitled “Updated NI 43-101 Technical Report on the Timmins Mine Property, Ontario, Canada” dated October 1, 2009 (the “Timmins Mine Report”). Robert Kusins, Jacques Samson, Heather Miree, Todd Fayram and George Darling are each qualified persons under NI 43-101. The following extract is the Executive Summary from the Timmins Mine Report and readers should consult the Timmins Mine Report to obtain further particulars regarding the Timmins Mine Project. The Timmins Mine Report is available for review electronically on SEDAR at www.sedar.com under Lake Shore Gold’s profile and is incorporated by reference in its entirety herein.

EXECUTIVE SUMMARY (ITEM 3)

History

The Timmins Mine Project (Project) of Lake Shore Gold Corp. (LSG) is located in Northern Ontario, within the city limits of Timmins (population 45,000). Timmins was established in 1912 as a by-product of the Porcupine Gold Rush and it is still one of the richest mineral producing areas in the western hemisphere. Strategically located in the heart of the Porcupine gold camp, it is easily accessible to the more densely populated areas of Southern Ontario, 300 km north of Sudbury and 700 km north of Toronto, by highway, rail and air transport. The Project property is located at the intersection of Highways 101 and 144 approximately 20 km west of Timmins.

Gold was discovered on the Project property in 1911 but did not receive serious exploration attention until the 1990’s when Holmer Gold Mines Limited (“Holmer”) completed 44 diamond drill holes totalling about 9,000 m and issued a mineral resources estimate. LSG entered into an option agreement with Holmer in 2003, continued drilling and updated the mineral resources estimate in 2004, in accordance with National Instrument 43-101 (“NI 43-101”), to 1.3 Mt at a grade of 10.96 g/t of gold in the Indicated category.

In December 2004, LSG acquired a 100% interest in the Project and immediately conducted an aggressive deep drilling campaign that was completed in October 2006.

In January 2007, LSG signed a Letter Agreement with Goldcorp Canada Ltd., manager of the Porcupine Joint Venture (a joint venture between Goldcorp Canada Ltd. and Kinross Gold Corporation), to acquire the Bell Creek mine and mill facilities, adjacent to LSG Vogel-Schumacher properties.

In April 2007, LSG received notice of acceptance of its certified closure plan for the Project from the Ontario Ministry of Northern Development and Mines, allowing the initiation of an advanced exploration program (AEP).

In August 2007 LSG released the results of a prefeasibility study for the Project, which supported the economic development of the property. In October 2007 LSG filed a NI 43-101 Technical Report on the Project property, estimating Indicated mineral resources of 3.3 Mt grading 8.62 g/t Au (905,000 contained ounces of gold) and Inferred mineral resources of 0.97 Mt grading 5.62 g/t Au. The mineral reserves were estimated at 3.4 Mt grading 7.59 g/t (826,000 contained ounces of gold) in the Probable category.

At the end of July 2008, LSG commenced shaft sinking at the Project location. The 710 m shaft is expected to be completed during the third quarter of 2009. A program of level development, bulk sampling and underground diamond drilling is scheduled for the remainder of 2009. In early September 2008, LSG commenced driving a ramp from surface to access mineral reserves above the 400 meter level.

In March 2009, LSG began processing development material from the Project at the Bell Creek Mill, which was refurbished to a capacity of 1,500 tpd. LSG forecasts pouring 30,000 ounces of gold in 2009 from the processing of development material.

In August 2009 LSG and WTM agreed to a business combination which triggered an update to the current NI43-101 Technical Report on the Project.

Mineral Resources Estimate

Mineral resources of 3.2 Mt grading 8.56 g/t Au (893,000 contained ounces) or 12.24 g/t Au uncut (1,278,000 oz) were estimated in the Indicated category. The estimation process followed CIM guidelines, in accordance with NI 43-101 definitions.

In addition, Inferred mineral resources of 0.89 Mt grading 5.74 g/t Au (165,000 contained ounces) were estimated. The deposit remains open down-plunge.

The gold mineralization occurs in ten geological zones. In the Main Zone and the three Vein zones, mineralization is associated with quartz/tourmaline veining and stringers along with small, varying amounts of pyrite and arsenopyrite. Mineralized zones are typically 1 to 7 m wide in the Veins and Main zone. In the three Ultramafic and three Footwall Zones, the gold values occur mainly within the alteration halo adjacent to the veins in zones up to 20 m wide and are closely related to the pyrite content. These types of mineralization are typical of deposits in the Porcupine mining camp.

Mineral Reserves Estimate

Mineral reserves of 3.4 Mt grading 7.52 g/t (812,000 ounces contained) were estimated in the Probable category, using a 3.00 g/t cut-off grade. The estimation process followed CIM guidelines, in accordance with NI 43-101 definitions.

The Consultant’s estimate of underground mineral reserves is based on LSG’s polygonal and block model (the latter covering the veins and main zones within 120 metres from surface) used for mineral resources estimation. The Consultant converted the mineral resources models into several wire frames and modeled them using Mine2-4D software. The Consultant then validated this conversion by cross-referencing back to the original LSG mineral resources estimate.

Mine Plan

The mineral reserves estimate was based on the following parameters developed by the Consultant as part of the mine plan:

•                             Mining recovery: 86 to 92%;

•                             Dilution: 12% for cut and fill mining and 27% for long-hole stoping, using dilution grades of 0 and 1 g/t Au respectively;

•                             Minimum mining width: 2.0 to 3.5 m;

•                             Mill recovery: 95%; and

•                             Total site operating cost: $95.08/t ore processed.

Project parameters and highlights are shown in Table S-2.

The mine plan is based on utilizing the shaft and ramp to surface facilities that remain from the Advanced Exploration Project (AEP). The Consultant has estimated that after completion of the AEP ($140M), a pre-production capital cost (Capex) of $33M will be required to start production. Once completed, the production phase Capex is estimated at $29M. The planned production rate of 1,500 t/d was based on the selected mining methods and the steeply dipping orebody geometry. Ore will be loaded onto highway trucks and hauled to the Bell Creek Mill, approximately 42 km from the mine site. Mine waste rock will be utilized as backfill material in the mine.

The total Capex is estimated at $202M.

Processing

The Project gold deposit appears to be very amenable to cyanide leaching, yielding a high recovery rate, typically in excess of 95%. Based on extensive test work, a preliminary process design was developed using conventional ball milling followed by agitated cyanide leaching and carbon in pulp (“CIP”) gold recovery.

The initial ore treatment design rate is 1,500 tpd with approximately 29,000 ounces of gold produced per quarter over the seven year production life (i.e. approximately 772,000 ounces recovered).

The original mill had been expanded a number of times until the 1,500 tpd capacity was reached in 2001. The main equipment includes two grinding mills, rated at 1,400 and 400 hp, five leach tanks, eight CIP tanks, and a gold recovery circuit based on carbon - pressure. The mill was under care and maintenance from 2002 until start-up in May 2009.

The BC Mill also includes an adjacent conventional tailings disposal facility that has been determined to be suitable and expandable to accommodate the present mineral reserves at the Project. Permits are still valid as the entire complex has been kept on ‘operational’ status with the regulators. Modifications to account for the properties of the Project’s ore were incorporated in the implementation program and are consistent with the planned initial 1,500 tpd mining rate.

The re-commissioning of the BC Mill, including upgrading of the tailings and water management installations was completed for $1.8M. Expansion of the tailings facility to ultimately accommodate about an additional 5 Mt has been determined to be feasible. Staged expansions have been estimated at a cost of $2.4M for the 3 million tonnes of tailings expected from the planned Project ore over the seven year mine life. Total milling costs have been estimated at $17.62/t ore processed.

Work Force

Total payroll is calculated at 154 at the Project site and 51 at the BC Mill. Staff of 15 management and administration personnel will be required, for a total workforce of 220.

Economics

Cost estimates and discounted cash flow analysis indicate that the Project will be potentially economic, as shown in Table S-3 (Canadian dollars unless stated otherwise); the execution of an AEP is therefore justified.

Only the pre-tax economics are presented as the Project benefits from large tax write-off pools that are expected to reduce the after-tax internal rate of return (IRR) by only minimal amounts. The pre-tax economic indicators are positive, as indicated by an IRR of 28% (US$950/oz gold price) when taking the AEP cost into account or 240% when ignoring AEP costs expensed to date.

Table S-2: Project Updated Parameters and Highlights.

Mineral reserves	3.4 Mt	7.52 g/t Au (cut); 812,000 oz. Au (base case)
Mining rate	1,500	Tonnes per day
Tonnage mined per year at Timmins Mine	532,500	Tonnes
Mine life	7.5	Years
Minimum mining widths	2.0	Metres
Mining method: primary		Open stoping (long hole sublevel and Uppers mining)
Mining method: secondary		Mechanized cut and fill
Dilution	12 to 27%
Milling:		Cyanide leaching and CIP recovery
Metallurgical recovery	95%
Trucking distance (app.) Capital expenditures	40.0	Kilometres

Pre-production advanced exploration capital		$140	Million
Capital		$33	Million
Sustaining capital (including mine closure)		$29	Million
Operating Costs		$202	Million total Capex
Mining		$69.66	Per tonne of ore
Processing		$17.62	Per tonne of ore (assumes no other source of mill feed)
Trucking		$5.44	Per tonne of ore
G&A		$2.36	Per tonne of ore
Project operating costs		$95.08	Per tonne of ore total
Cash cost per ounce	US$	369	Per ounce base case (production phase)
Project payback		3	Years
Production start		Q4	2010
IRR (pre tax, production phase)		28%	(Base case including AEP costs)
		240%	(excluding AEP costs expensed to date)
NPV for the Base Case	$M
At 0%		300	(No AEP cost: $425M)
At 5%		184	(No AEP cost: $295M)
At 8%		135	(No AEP cost: $240M)
At 15%		62	(No AEP cost: $153M)

Table S-3: AEP Stage Economics

Present Day (2009) Economics (Base Case)

Total
	Cost		Costs/tonne	Economics Pre-tax 100% Equity
AEP: (net of gold credit)	202M	Mining Ore	69.66/t	Gold Price
Timmins Mine	252M	Processing	17.62/t	Price	US$950/oz
BC Mill	60M	Trucking	5.44/t	Pre-Tax
	8M	G & A	2.36/t	100% Equity
Total Project Expenditures	522M	Total Ore	95.08/t

Overall Economic Return on Investment with AE costs:				28% IRR @ US$950/oz
Overall Economic Return on Investment without AE costs:				240% IRR @ US$950/oz

The expenditures of $140M for the AEP should be viewed with the same caution and risks associated with other mining exploration programs. The resources for the Project have been carefully and prudently established from significant surface drilling, which limits the potential downside risk that the actual ore grades encountered during the mine life could differ from those estimated to date. The bulk sampling program will determine the orebody grade more accurately than estimates from surface drilling.

In addition, there are a number of potential factors that could change the economics of the Project:

•                             Increased grades from re-calculation of the cutting factor;

•                             Optimized mining methods to minimize dilution;

•                             Higher sustained mining rates during early years of production;

•                             Increased external dilution from plan;

•                             Continuity of the vein structures to be tested during bulk sampling and pre-production.

Thunder Creek Project

David H.R. Powers, H.B.Sc., P.Geo., prepared a technical report in accordance with NI 43-101 entitled “A Technical Review and Report of the “Thunder Creek Property” Bristol and Carscallen Townships Porcupine Mining Division, Ontario, Canada” dated July 29, 2009 (the “Thunder Creek Report”). David H.R. Powers is a qualified person under NI 43-101. The following extract is the Executive Summary from the Thunder Creek Report and readers should consult the Thunder Creek Report to obtain further particulars regarding the Thunder Creek Joint Venture. The Thunder Creek Report is available for review electronically on SEDAR at www.sedar.com under Lake Shore Gold’s profile and is incorporated by reference in its entirety herein.

This report is an independent, National Instrument 43-101 compliant technical review and report for Thunder Creek Property that is being explored as a joint venture between Lake Shore Gold Corp and West Timmins Mining Inc. The work programs reviewed cover the time span from 2003 to June 24, 2009. Lake Shore Gold Corp.’s field programs are current with 4 diamond drills turning on the Thunder Creek Property.

The Thunder Creek Property is situated approximately 21 kilometres west of the City of Timmins, near the junction of Highways 144, south to Sudbury, and 101 west to Chapleau and Wawa. On May 1, 2008, Lake Shore Gold Corp. notified West Timmins Mining Inc. (“WTM”) that the requirements to earn a 60% ownership interest in the Thunder Creek Property have been completed. The terms for original option agreement are outlined in an agreement with Band-Ore Resources Ltd. (“Band-Ore”) dated November 07, 2003 An amalgamation between Sydney Resources Corporation and Band-Ore Resources Ltd. (September 13, 2006) merged the Thunder Creek property into a new company West Timmins Mining Inc. The term of the agreement with Band-Ore Resources Ltd. continued unchanged with West Timmins Mining Inc

The exploration programs are designed to test, and to delineate gold mineralization hosted within a tectonic zone that overprints a westward dipping contact of metamorphosed mafic volcanic rocks and sediments which have been intruded by an alkalic igneous complex. This lithology is the southern, along strike continuation of the mineralized rock units that are located at the contiguous Timmins West Gold Project property. SRK (2007) estimate a NI 43-101 compliant Probable Mineral Reserve at 3,387,000 tonnes grading an average 7.59 gram per tonne gold (cut grade of 3 g/t Au) containing 826,000 ounces of gold (25.7 M g) for the Timmins West Gold Property.

Work completed to date on the Thunder Creek Property includes: geological mapping, outcrop overburden washing, channel sampling, a Mobile Metal Ion geochemical survey, line cutting, and 5 phases of diamond drilling. A fifth phase diamond drill program is currently active with 75 bore holes plus seven wedge piercings having been collared for a completion of 40,689 metres of coring and over 20,102 core samples submitted for gold analysis. An additional diamond drill has recently been commissioned to the property bringing the total number of drills to three.

The quality of the Lake Shore’s reports, drill logs, and databases reviewed by the author are detailed and maintain a level of high professional standards.

The Thunder Creek Project has advanced from a grassroots, anomaly testing, exploration program to a mineralized zones detailed definition drilling program. A gold nugget effect has been recognized in the assaying process and the required steps for a more robust QA/QC vigilance is in the process of being implemented. A data base manager to handle the QA/QC has been hired and the assay protocol has been changed such that all suspected mineralized zones will be assayed by pulp and metallic method procedures.

The gold mineralization, within the Thunder Creek Property is hosted within a tectonite zone that straddles the mafic volcanic, sediment contacts and portions of the alkalic intrusive complex. There appears to be one zone with multiple higher grade shoots within. The definition drilling required to join up one shoot to another, from hole to hole may require the drilling off at 12.5 metre centres. With target depths at - 400 to — 1000 metres below surface this type of detail drilling is not practical from surface. With continued success in intersecting significant ore grade gold tenor, an underground exploration program of drill drifting, mineralization cross cutting, mapping and sampling on more than one level, with a raise between levels to determine mineralization continuity should be considered. A two level drifting program will allow a significant bulk sample to be taken and mill tested.

An aggressive multi drill rig diamond drill program is required to test the down dip, along strike, and down plunge extensions of the mineralization. Detailed, sectional fan drilling is required for resource estimation. A preliminary resource calculation and block computer model should be targeted for completion within the next 6 to 9 months.

Bore hole TC09-68b has returned the best assay results intersected within the Thunder Creek property. The pierce point of this hole, as demonstrated on a longitudinal projection, occurs approximately 42 metres above the parent hole TC09-68 and approximately 33 metres above the first wedge splay TC09-68a. This intersection also occurs approximately 717 metres below surface and at an approximate distance of 88 metres from TC09-69 and 131 metres from TC09-70. The weighted average of returned gold analysis is 12.75 grams per tonne over 83.4 metres. Gold mineralization greater than 1 gram per tonne is reported for 102 core samples of which 7 samples exceeded values of 34.29 g/tonne (1 ounce/ton Au). Tables 11.1.3 and 11.1.4 tabulate the weighted averages of assay results for the Thunder Creek diamond drill programs.

The recommended work program and budget for the Thunder Creek project includes detailed sectional diamond drilling of the Rusk Zone (44,000 metres) at 50 metre centres testing above -800 metres; intermediate step out diamond drilling at 100 to 200 metre centres along the extensions of the Rusk Zone (19,000 metres) to test the along strike and dip potential of the north and south extensions; and wide spaced exploratory drilling to test a variety of “other targets” at the Thunder Creek property (5,000 metres). “Other targets” include the southwest extension of the volcanic and sedimentary contact from the Rusk Zone, as well as the margins of the syenite stock located to the immediate south of the Rusk Zone. As a result of receiving encouraging ore grade drill intercepts an underground program of driving a drill drift platform on two levels and bulk sampling is in the cost review and planning stage.

Bell Creek Complex

Reno Pressacco, M.Sc.(Applied), P.Geo., of Scott Wilson Roscoe Postle Associates Inc., prepared a technical report in accordance with NI 43-101 entitled “Technical Report On The Initial Mineral Resource Estimate For The Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada” dated January 14, 2011 (the “Bell Creek Report”). Reno Pressacco is an independent qualified person under NI 43-101. The following extract is the Summary from the Bell Creek Report and readers should consult the Bell Creek Report to obtain further particulars regarding the Bell Creek Complex. The Bell Creek Report is available for review electronically on SEDAR at www.sedar.com under Lake Shore Gold’s profile and is incorporated by reference in its entirety herein.

EXECUTIVE SUMMARY

INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Lake Shore Gold Corp. (Lake Shore Gold), to prepare a Technical Report in support of an initial Mineral Resource estimate for the mineralization at the Bell Creek gold deposit located in Hoyle Township, near Timmins, Ontario. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

Lake Shore Gold is a publicly traded company listed on the Toronto Stock Exchange and trading under the symbol LSG. Since its founding in 2002, Lake Shore Gold has acquired the rights to the former producing Bell Creek Mine and certain neighbouring properties. The purchase of the Bell Creek was finalized on December 18, 2007, and the purchase of the Schumacher III Estate (Schumacher) property was finalized on December 1, 2005. The Schumacher property hosts a very small portion of the Bell Creek resource. Surface infrastructure at Bell Creek includes a 2,000 tpd mill, a permitted tailings facility, hoist room, headframe, administrative building, warehouse, core logging facility, and assay laboratory.

Since acquiring the property, Lake Shore Gold has been conducting exploration programs at Bell Creek to test for the down-dip extension of the gold mineralization that had been previously exploited. These exploration programs have been successful in tracing the down-dip extensions of both the North A Zone (the former producing horizon) and the North B Zone (a sub-parallel horizon to the North A Zone).

The Qualified Person for this report is Mr. Reno Pressacco, P. Geo., who at the time of preparation of the Mineral Resource estimate held the position of Senior Consulting Geologist with Scott Wilson RPA. Mr. Pressacco visited the Bell Creek property on April 19 to 21, 2010, where he observed the nature of the mineralization in drill core; reviewed and discussed the methods of drilling, sampling, and analysis; reviewed the project’s database structure: and held discussions regarding the modelling approaches.

INTERPRETATIONS AND CONCLUSIONS

Lake Shore Gold has been conducting exploration programs at the Bell Creek mine to test for the down-dip extension of the gold mineralization that had been previously exploited. These exploration programs have been successful in tracing the down-dip extensions of both the North A horizon (the former producing horizon) and the North B horizon (a sub-parallel zone to the North A horizon), and in locating a number of new mineralized horizons at depth that appear to sub-parallel these two zones. To date, gold mineralization has been traced from surface to a depth of approximately 1,200 m and along a strike length of approximately 700 m. The depth extensions of the mineralized systems have not been defined by drilling. In addition, there is potential for additional mineralization along the eastern and western strike extensions at depth.

Additional gold mineralization is known to be present to the west of a north-south striking diabase dyke; however, the focus of exploration completed to date has been to the east of this dike. Modelling of the North A horizon has been restricted to those areas below and to the east of the workings of the former producing Bell Creek Mine such that all of the North A mineral resources are located away from these areas.

Examination of contour plots of the gold distribution for each mineralized domain suggests that the gold mineralization generally follows an overall steep plunge to the south, with a steep rake to the east.

Clipping polygons were created in longitudinal view that outline those portions of the domain model that demonstrate continuity of gold mineralization above the estimated cut-off grade of 2.2 g/t Au for each of the six mineralized domains. The resources were classified into the Measured, Indicated, or Inferred categories with the assistance of the information obtained from the preliminary variography studies. The Mineral Resources are presented in Table 1-1. There are no Mineral Reserves estimated for the Bell Creek property.

TABLE 1-1 MINERAL RESOURCE ESTIMATE - NOVEMBER 2010

Lake Shore Gold Corp. — Bell Creek Deposit

Category	Tonnes	Capped Grade (g/t Au)	Oz Au
Measured	410,000	4.51	59,300
Indicated	1,380,000	4.32	191,800
Measured & Indicated	1,790,000	4.36	251,200

Inferred	8,427,000	4.40	1,192,900

Notes:

1.                          CIM definitions were followed for classification of Mineral Resources.

2.                          Mineral Resources are estimated at a cut-off grade of 2.2 g/t Au.

3.                          Mineral Resources are estimated using an average long-term gold price of US$1,125 per ounce, and a US$/C$ exchange rate of 0.95.

4.                          A minimum mining width of approximately two metres was used.

5.                          Capped gold grades are used in estimating the Mineral Resource average grade.

6.                          Sums may not add due to rounding.

7.                          Mr. Reno Pressacco, M.Sc.(A), P.Geo., is the Qualified Person for this resource estimate.

A sensitivity analysis was carried out to examine the impact upon the tonnage and average grade of an increase in the cut-off grade up to 5.0 g/t Au. To this end, a series of individual clipping polygons were created for each domain for a given cut-off grade and were used to prepare the various tonnage and grade reports. The results are graphically presented in Figure 1-1.

FIGURE 1-1 GRADE-TONNAGE GRAPH AS A FUNCTION OF CUT-OFF GRADE

Grade-Tonnage Graph for the Bell Creek Deposit
All Domains, Unclassified
Tonnes or Contained Ounces Au
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
10,217,000
9,447,000
8,385,000
7,299,000
6,412,000
5,052,000
4,457,000
4.40
4.58
4.84
5.11
5.40
5.82
6.05
1,443,900
1,392,500
1,305,800
1,198,800
1,113,400
945,300
867,600
2.00
2.50
3.00
3.50
4.00
4.50
5.00
5.50
Cut-Off Grade (g/t Au)
Tonnes
Contained Ounces
Average Grade

RECOMMENDATIONS

As a result of its spot check audit of the Bell Creek drill hole database, Scott Wilson RPA finds that the lithologic coding for a number of the drill holes completed by Canamax Resources Inc. (Canamax) in the database is not an accurate reflection of the descriptions in the drill log. Scott Wilson RPA recommends that a program of review/editing of the lithology codes for the Canamax drill holes be carried out prior to building a lithology model.

As well, Scott Wilson RPA notes that zero values have been inserted in the digital database for unsampled intervals. Scott Wilson RPA believes that this can result in a misleading understanding of the sampling coverage and could possibly affect assay statistics. Scott Wilson RPA recommends that a program of review/editing of the assay entries for the Canamax drill holes be carried out.

Scott Wilson RPA recommends that continued studies, in conjunction with accurate reconciliation studies, be carried out in the future to refine the capping level estimates.

Scott Wilson RPA recommends that additional density readings be determined for all six of the mineralized domains in a systematic manner.

The initial mineralization domain models have been prepared using criteria that take into consideration such items as the intensity and style of alteration, the intensity and style of quartz veining, and the gold contents of the mineralized zones. These criteria have been successful in outlining a number of mineralized domains in which the overall trend of the gold mineralization is as steeply south-plunging shoots. Trend analysis suggests that other controls may be affecting the distribution of gold on a more local level. Consequently, Scott Wilson RPA recommends building a lithologic model to improve the understanding of the structural controls at Bell Creek. As well, a lithology model may assist future mine planning studies.

The gold grades contained in the initial block model were interpolated using an inverse distance squared algorithm. Scott Wilson RPA recommends that the gold grades of any future block models also be estimated using the ordinary kriging as an additional cross check.

It can be seen that the limits of the gold mineralization remain open both along strike and down dip. Additional drilling is clearly warranted to extend the limits of the mineralization. As well, in-fill drilling is recommended in the Inferred areas.

Scott Wilson RPA also recommends that metallurgical testing be carried out on representative samples from each mineralized domain. As well, geotechnical studies should be carried out to support future mine planning studies.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Bell Creek Mine is located in the Porcupine Mining District’s Hoyle Township, approximately 20 km, by road, northeast of Timmins, Ontario. Access to the property is gained via Florence Street, a 6.7 km long all-weather asphalt and gravel road north of Ontario Provincial Highway 101.

All claims are either patented or leased mineral claims or patented veteran lots (Vet Lots) and remain valid in perpetuity so long as the annual taxes remain paid in full. The Bell Creek Mine property comprises 12 patent claims and two patents covering a total area of approximately 320 ha. The Schumacher property is a Boer War Vet Lot with an area of approximately 64 ha. It is bounded to the west by Bell Creek and the east by the Vogel property.

LAND TENURE

Lake Shore Gold, on December 18, 2007, finalized an agreement with Goldcorp Canada Ltd. (Goldcorp) and Kinross Gold Corporation (Kinross) to acquire the Bell Creek Mine. Consideration for the acquisition consists of C$7.5 M in cash and C$2.5 M worth of Lake Shore Gold shares at a price of $1.51 per share (1,655,629 shares) as well as 2 M warrants exercisable for a period of two years at C$2.41 per share

The agreement is subject to a 2% Net Smelter Return (NSR) royalty payable to the Porcupine Joint Venture (PJV) comprising Goldcorp and Kinross. Kinross has subsequently assigned its rights under the agreement to Goldcorp Inc. Underlying royalty agreements affect some of the Bell Creek claims including three agreements with net profit interests that can be purchased outright for relatively small amounts and a 5% NSR on the Enermark claims, which cover most of the resource. Any payments to Enermark will be deducted from the Goldcorp 2% NSR. The Schumacher property is not subject to the Goldcorp 2% NSR, however, it has a separate agreement that includes a 2% NSR.

Lake Shore Gold entered into an “Exploration Agreement” with Mattagami, Flying Post, Matachewan and Wahgoshig First Nations on March 10, 2009. The Exploration Agreement is intended to promote a cooperative and mutually respectful relationship concerning Lake Shore Gold’s exploration drilling and future activities on its mining claims within the traditional territories of the First Nations listed above.

All required permits and closure plans are in place for the advanced exploration program. The tailings treatment facilities are being managed by Lake Shore Gold’s staff with regularly scheduled inspections by Golder Associates.

SITE INFRASTRUCTURE

At the time of acquisition by Lake Shore Gold, the surface and underground infrastructure at the Bell Creek Mine included the following:

•                  A conventional mill which includes crushing and grinding circuits, a gravity concentration circuit and cyanide leaching and Carbon-In-Pulp (CIP) gold absorption process. The throughput capacity of the mill has recently been upgraded to approximately 2,000 tpd by Lake Shore Gold.

•                  A coarse ore bin.

•                  A permitted tailings facility comprising a newly constructed polishing pond and associated infrastructure.

•                  An administrative building and dry facility with office space, including a conference room, an infirmary, a main garage, a millwright shop, and an electrical shop.

•                  A standalone assay laboratory.

•                  A warehouse for reagents and lubricants.

•                  A core shack.

•                  Water treatment and supply facilities.

•                  A cyanide destruction plant.

•                  A hoist room, a headframe, and a 300 m deep shaft.

•                  A decline, ventilation raises, and a series of ramp-connected levels.

•                  A rolling fleet of trackless mine equipment.

The power supply of the site is provided by a 115 kV power line, from the city of Timmins. Scott Wilson RPA believes that the property has sufficient surface rights to carry out mining operations, however, the capacity of the tailings storage facility may need to be increased to accommodate future production.

HISTORY

In 1980-1981, a joint venture between Rosario and Dupont Canada Exploration discovered gold mineralization in the North A and Northeast zones of the property. The Bell Creek West Zone was discovered in 1989. Canamax was operator from 1986 to 1991. Falconbridge Gold operated Bell Creek from 1991 to 1992, followed by Kinross until closure in 1994. The mine was kept on care and maintenance until 2001 when it was allowed to flood. Bell Creek produced at a rate of 381 tpd and is reported to have produced in excess of 576,000 short tons of ore at a grade of 0.197 oz/ton (6.13 g/t) Au using vertical sublevel retreat, longhole, and shrinkage mining methods. The bulk of the production was derived from the North A Zone where mining occurred on multiple levels.

GEOLOGY

The Bell Creek deposit is located in the western part of the Archean aged Southern Abitibi Greenstone Belt, a supracrustal complex of moderately to highly deformed, usually greenschist facies, volcanic-dominated oceanic assemblages that are approximately 2.7 Ma in age. Supracrustal rocks in the Timmins region are assigned as members of seven volcanic and two sedimentary assemblages within the Western Abitibi Subprovince of the Superior Province. Intrusions were emplaced during the Archean and Proterozoic eons.

Keewatin Series greenstone volcanics are found in spatially discrete groupings and contain tholeiitic volcanic lineages as well as other volcanic assemblages that were tectonically combined with spatially discrete komatiite-rich assemblages, banded iron formations, and turbidite-bearing sedimentary basins. Unconformably overlying the

Keewatin Series are younger sub-aqueous to sub-aerial volcanic-sedimentary rocks of the Timiskaming Series. These rocks occur along the margins of late regional tectonic deformation zones that are near strike-parallel shears and/or faults which commonly show high strain and tight, vertically verging folding. .

Batholiths and stocks found in the Southern Abitibi are approximately sequential from tonalite-monzonite-granodiorite through massive granodiorite, granite, feldspar ± quartz porphyry to syenite.

The Bell Creek deposit properties are underlain by carbonate altered, greenschist facies Archean-aged, metavolcanic and clastic metasedimentary rock units belonging to the Tisdale and Porcupine assemblages. The strike of the rock units varies across the properties. In the Bell Creek Mine area, strike is generally west-northwest and west-east. Lithologies strike west-east in the Schumacher and Vogel areas. The rock units generally dip steeply south, however, at depth the dip undulates to vertical and then expresses a steep dip to the north. The metavolcanic portion of the stratigraphy represents the lower portion of the Tisdale Group with the ultramafic metavolcanic rocks belonging to the Hershey Lake Formation, or the lowermost unit. The mafic metavolcanic variolitic and iron tholeiitic flow units are interpreted as being characteristic of the middle unit. The Krist Formation, the upper unit, is absent from Hoyle Township.

Intruding the Archean rock units is a north-south trending swarm of diabase dykes which have been correlated with the Paleo-Proterozoic age Matachewan swarm. This mafic intrusive unit contains up to 15% magnetite and weathers an orange-brown colour.

Overlying the Archean bedrock is the Quaternary geology unit of the Barlow-Ojibway Formation. This is a sequence of glacio-lacustine deep water varved silts and clays overlain by gravel and clay till of the Matheson till sheet. Recent organic deposits, of black mud and peat overlie the Quaternary geology.

The Bell Creek deposit is situated north of the North Tisdale Anticline, within an Archean-aged metavolcanic and metasedimentary rock synclinal fold/fault sequence, and positioned between two D2 reverse faults. The thrusting has been interpreted as the formation of the North Tisdale Anticline D2 and F2 events. The strike is parallel to the surface traces of the thrust plane and anticlinal axis. Stratigraphic tops point to the south and, near surface, the rock units dip steeply south. At depth, the dip undulates to vertical and changes to steep north dipping. There is an F4 northeast-southwest synclinal axis at Hoyle Pond Mine. The overprint and significance of this fold event is not known at Bell Creek.

DEPOSIT TYPES

Bell Creek is an Archean-aged mesothermal gold deposit. Mesothermal gold deposits comprise high Fe or high ratio Fe/(Fe + Mg) greenstone type rocks that induce sulphidization reactions and gold precipitation and are thought to have formed during the final orogenic phases of Archean tectonism. Most mesothermal gold systems are interpreted to have developed along active and permeable low displacement faults and shear zones adjacent to large crustal scale deformation zones. Clusters of large deposits commonly occur in greenschist-facies and, to a lesser extent, amphibolite-facies, country rocks.

MINERALIZATION

In the Porcupine Camp, gold mineralized structures most commonly form in relatively competent volcanics intruded by felsic porphyry stocks and dikes prior to the deposition of the Timiskaming assemblages. Timiskaming conglomerates suggest a prolonged gold deposition event from the creation of the steep south dipping DPFZ up to the latest episode of crustal stabilization.

Fracture intensity and alteration increase toward mineralized zones. Alteration consists of bulk and fracture-controlled sericite, Fe-dolomite to ankerite, quartz and dark green to black chlorite. Microfractures contain late chlorite and carbonate veinlets. Distal carbonatization, resulting in grey carbonate zones, is quite common.

The gold mineralization in the Hoyle Antiform occurs along selvages of quartz veins and wall rocks, in stylolitic fractures in quartz veins, in fine grained pyrite, and in association with amorphous carbon. High grade gold mineralization occurs within quartz veins contained in alteration zones. The alteration zones are characterized by carbonate, graphitic and amorphous carbon, fine grained pyrite, sericite, and/or paragonite and are enriched in Au, As, Bi, and W. This style of alteration is referred to by mine geologists as “grey zones” and is an exploration target in Hoyle Township.

The Bell Creek West Zone mineralization consists of 2% to 10% pyrite, with accessory arsenopyrite, pyrrhotite, chalcopyrite, and minor quartz veins and veinlets. Approximately 90% of the gold is associated with the disseminated sulphides that occur in association with altered quartz-carbonate-sericite-sulphide zones ranging from 0.5 m to 7 m in width. Lenses, which are approximately 100 m in length and 200 m in vertical extent, strike west-east and plunge steeply to the east. Multiple mineralized zones are identified along a one kilometre strike length of the mafic/ultramafic metavolcanic contact. Active carbon occurs in some of the mineralized pods in the form of sheared graphitic interflow sediments and has a deleterious effect on gold recovery; consequently mining was not planned where this was encountered.

The North Zone at Bell Creek consists of two sub-parallel, west-northwest striking, 70° south dipping mineralized vein systems, the A (south or upper) and the B (north or lower) zones or horizons.

The North A Zone outcrops approximately 200 m north of the Bell Creek headframe and consists of a marker quartz vein that varies from 0.1 m to two metres in width with an associated alteration halo. Approximately 0.5 m in average width, the vein parallels the regional schistosity and cross-cuts lithology. Bright green hydromuscovite occurs as fractures and slip coatings in the vein, with visible gold occurring with the mica. Brown tourmaline (dravite) is ubiquitous. The North A Zone averages 6 g/t Au to 10 g/t Au over two metre to 10 m widths. Adjacent to the quartz marker vein is a grey to buff coloured altered zone which contains 5% to 15% pyrite and pyrrhotite, with accessory chalcopyrite and arsenopyrite. Up to 30% of the gold in the North A Zone occurs within the alteration halo, in discrete sulphide zones and in vein-brecciated wall rock zones that extend up to five metres from the margin of the core vein.

At the time of active production at Bell Creek, the North B Horizon was considered uneconomic to mine due to the low gold grades relative to the metal price of the day and because portions of the wall rocks were thought to contain active carbon, which was determined to be detrimental to gold recovery.

SCHUMACHER PROPERTY

The Schumacher property is underlain by the same stratigraphy as the Bell Creek Mine. Portions of the metavolcanic rock units were explored for the eastward extensions of the Bell Creek West, and North A Zone mineralized zones.

EXPLORATION

Lake Shore Gold has been actively exploring in the Bell Creek area since 2005. Lake Shore Gold’s diamond drill programs were designed to test the mine stratigraphy at depth and the existence of flat veins, as well as to provide geotechnical information and information on the overburden depths. Bell Creek Mine diamond drilling programs have tested the West Zone, North A Zone below, and surrounding areas of the underground workings: as well as the West Veins system, the East Veins system, and the newly discovered Portal vein array.

After the acquisition of the Schumacher property, drilling continued to test the flat veins located in the eastern portion of the property, as well as the volcanic stratigraphy.

DRILLING

HISTORIC DRILLING

A summary of historic drill programs at Bell Creek completed prior to Lake Shore Gold’s involvement is shown in Table 1-2.

TABLE 1-2 SUMMARY OF HISTORIC DRILLING AT BELL CREEK

Lake Shore Gold — Bell Creek Deposit

Company	Year	Location	No. of Holes	Metres
Rosario	1978-1981	surface	65	9,842
Amax	1982	surface	34	5,520
Canamax	1988-1991	underground	227	13,022
Falconbridge Gold	1992-1994	underground	64	6,155
PFV	1995	surface	7	1,807
PJV	2005	surface	36	11,469
Totals			433	47,815

LAKE SHORE GOLD DRILLING

All work performed by Lake Shore Gold at Bell Creek is referenced to the Bell Creek mine grid, which has been extended eastward through the Schumacher and Vogel properties.

Work completed by the data cut-off date of October 26, 2010 is summarized in Table 1-3.

TABLE 1-3 EXPLORATION DRILLING - 2005 TO 2010

Lake Shore Gold — Bell Creek Deposit

Location	Number of Drill Holes	Metres	Samples Taken
Bell Creek	161	80,439	22,239
Bell Creek (underground)(1)	59	7,020	1,834
Schumacher	22	7,196	1,763
Totals	202	91,904	25,147

Notes

(1)  includes 6 grout holes for fresh air raise.

HISTORIC QUALITY ASSURANCE/QUALITY CONTROL

It is not known whether Certified Reference Material (CRM) or blank samples were used by Rosario. Scott Wilson RPA notes that only one diamond drill hole from this period falls within the resource volume.

Duplicate and CRM samples were processed with drill core samples forwarded by Amax, Canamax, and PFV as part of Swastika Laboratories Ltd.’s in-house quality assurance and quality control (QA/QC) program. Results of duplicate analyses were returned and are recorded on drill logs. No check analyses were completed by an independent assay laboratory.

No check analyses were completed on underground diamond drill core assayed at the Bell Creek assay laboratory.

Sampling and assaying carried out for the PJV followed the standard PJV QA/QC program which included the insertion of one CRM, one blank, and a duplicate for each 20 samples assayed. The operator of the PJV reported that the QA/QC program did not identify any major issues.

LAKE SHORE GOLD QA/QC

One blank sample and one CRM standard are inserted in the sample stream for every 20 to 25 samples submitted for analysis. Drill core from a barren diabase dike is used for blanks.

Scott Wilson RPA has reviewed the control charts for the QA/QC program carried out by Lake Shore Gold and has found that the results are acceptable for use in preparation of Mineral Resource estimates.

DATA VERIFICATION

A small program of check assaying was carried out by Scott Wilson RPA wherein a total of 15 samples from drill hole BC-09-69A were selected. The quarter-sawed core samples were sent to the Acme Analytical Laboratories Ltd. (Acme) facility located in Vancouver, British Columbia, where gold was determined using Acme’s G601 method code for fire assays. While such a small number of check samples cannot be considered as adequate to confirm the accuracy of all of the assays contained within the Bell Creek drill hole database, Scott Wilson RPA is satisfied that it has independently confirmed the presence of gold in approximately similar quantities as have been reported by Lake Shore Gold in the selected samples from the Bell Creek deposit.

Scott Wilson RPA completed its data verification activities by conducting a program of spot checking of the drill hole database. For this program, approximately 10% of the drill holes that intersected the mineralized domain models at Bell Creek were selected for validation on a semi-random basis. At Scott Wilson RPA’s request, because of the discovery of a typographic error in drill hole 4-9, Lake Shore Gold carried out a program of assay validation for all samples in the drill hole database with gold values greater than 6 g/t Au. A total of 105 assay values greater than 6 g/t Au contained within assays carried out by previous owners were validated. Of these, the original assay certificate for only one sample could not be located.

As a result of the data validation efforts, Scott Wilson RPA believes that the drill hole data representing the mineralization intersected by drilling at the Bell Creek deposit is appropriate for use in the preparation of Mineral Resource estimates.

MINERAL RESOURCE ESTIMATE

Scott Wilson RPA carried out an audit of the resource block model prepared by Lake Shore Gold of the gold mineralization found at the Bell Creek Mine, and subsequently prepared a Mineral Resource estimate for the North A, North A2, North B, North B2, North A3, and North A Extension domains using the supplied block model.

The Scott Wilson RPA Mineral Resource estimates at a cut-off grade of 2.2 g/t Au are presented in Table 1-1. Based on the density of drilling, observed continuity of the gold mineralization, and variography results, Scott Wilson RPA has classified the Mineral Resources into the Measured, Indicated, and Inferred categories.

There are no Mineral Reserves present on the Bell Creek property as of the date of this Technical Report.

DESCRIPTION OF THE DATABASE

The cut-off date for the drill hole database was October 26, 2010. The database contains 726 drill holes. This drill hole information was modified slightly so as to be compatible with the format requirements of the Gemcom-Surpac v.6.1.4 mine planning software.

GEOLOGICAL DOMAIN INTERPRETATIONS

Lake Shore Gold constructed a series of domain models of the various mineralized horizons that is consistent with the current geological understanding at Bell Creek. In all, six domains were created, five of which occur as a series of sub-parallel, east-west striking, steeply south-dipping sheets (the North A, North A2, North A3, North B and North B2 domains). One domain (the North A Extension) is interpreted as a minor split or bifurcation of the North A domain, and is located immediately below the western limit of the lowermost level of the Bell Creek Mine.

GRADE CAPPING

All samples contained within the six three-dimensional domain solids were coded in the database and extracted for analysis. Normal histograms were generated from this extraction file and the descriptive statistics of the sample data sets were checked. The grade caps were selected by examining the histogram for the grade at which outlier assays began to occur.

Lake Shore Gold applied a constant capping value of 34 g/t Au to the assays for all six domains. The data suggest, however, that a future refinement could include the application of separate capping values to each domain. Scott Wilson RPA conducted a capping sensitivity analysis for each of the domains separately and found that five of the six domains were relatively insensitive to capping level changes. These five domains comprise most of the Mineral Resources estimated at Bell Creek.

COMPOSITING METHODS

All samples contained within the six domain models were composited using the fixed-length method. Scott Wilson RPA believes that this method is appropriate for this style of mineralization.

BULK DENSITY

Scott Wilson RPA has carried out a small program of bulk density measurements on samples of the Bell Creek mineralized material taken from the remaining historical drill core. A total of 15 samples of drill core were shipped to the Acme facility in Vancouver, British Columbia. The bulk densities of the samples were determined using Acme’s G8SG method based on water displacement.

An average bulk density of 2.82 tonnes/m3 is suggested from this small data set. Scott Wilson RPA recommends that additional density readings be determined for all six of the mineralized domains in a systematic manner.

TREND ANALYSIS

Scott Wilson RPA conducted a short study of the overall trends that may be present within each of the six mineralized domains to help guide the variography studies. Average gold grades, across the width of the mineralized vein for each drill hole that pierced each of the six domain models, were hand-contoured on a longitudinal projection.

Examination of the contour plots suggests that the gold mineralization for the North A, North A2, North B, and North B2 domains generally follows an overall steep plunge to the south, with a slight rake of perhaps 10° to 20° from vertical to the east. Within these larger steeply plunging, steeply east-raking zones, sub-zones of higher grades are suggested in areas with higher drill hole density. The limited information that is available at this time suggests that these sub-zones plunge moderately to shallowly to the west, and may represent the intersection lineations of two mineralizing structures, dilational flexures, or the influence of a yet unrecognized structural control on the gold distribution.

VARIOGRAPHY

The North A and North B domain down plunge variograms have reasonably good model fits that identified maximum ranges of approximately 30 m to 40 m. Efforts to identify the continuity and anisotropies for the other domains were not successful due to the limited number of data pairs.

BLOCK MODEL CONSTRUCTION

An upright, non-rotated, partial percentage block model with the long axis of the blocks oriented along azimuth 090º and dipping vertically was constructed using the GEMS v.6.2.3 software. The selected block sizes were 2 m x 3 m x 3 m (width, length, height). A number of attributes were also created to store such information as metal grades, distances to and the number of informing samples, domain codes, resource classification codes, and claim owners.

Gold grades were interpolated into the individual blocks for the mineralized domains using the inverse distance squared interpolation method. A single-pass approach was used with a search ellipse of 80 m radius.

“Hard” domain boundaries were used to prevent composites from influencing blocks situated in nearby domains. Only the capped, composited grades of the drill hole intersections were used to estimate block gold grades.

CUT-OFF GRADE

Scott Wilson RPA estimated an underground cut-off grade of 2.2 g/t Au based on a US$1,125/oz gold price, an exchange rate of $0.95 (USD:CAD), a $76 per tonne operating cost, and the historical Bell Creek mill recovery of 93%.

BLOCK MODEL VALIDATION

Validation efforts for the Mineral Resource estimate at the Bell Creek deposit included visual, statistical and volumetric checks. Scott Wilson RPA found good visual spatial and statistical correlation between the average block and composite gold grades for each domain. In addition, the reported block model volumes for each domain are essentially the same as the domain solid volumes.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The authorized capital of Lake Shore Gold consists of an unlimited number of common shares of which 384,363,877 are issued and outstanding as of the date of this AIF.

The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation. The common shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Corporation. The Canada Business Corporations Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

MARKET FOR SECURITIES

Trading Price and Volume

The following table sets out the high and low market prices and the volume traded of the common shares on the Toronto Stock Exchange for the most recently completed financial year and the period up to the date of this AIF:

	HIGH $	LOW $	VOLUME
January 2010	4.24	3.13	23,115,676
February 2010	3.57	2.55	26,818,911
March 2010	3.27	2.48	37,111,448
April 2010	3.32	2.54	24,030,818
May 2010	3.58	2.73	21,993,689

June 2010	3.31	2.98	17,597,314
July 2010	3.2	2.96	7,284,352
August 2010	3.85	3.1	22,080,079
September 2010	3.86	3.43	23,749,848
October 2010	3.76	3.3	29,387,255
November 2010	4.07	3.26	60,569,500
December 2010	4.32	3.92	58,788,492
January 2011	4.2	3.57	40,625,524
February 2011	4.41	3.71	32,142,360
March 2011 (up to March 29)	4.42	3.87	32,996,264

DIRECTORS AND OFFICERS

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Corporation and the period of service as such. Each director’s term of office expires at the next annual general meeting of shareholders.

Name, Occupation and Security Holding

ALAN C. MOON Alberta, Canada

Alan C. Moon is an independent businessman, corporate director and consultant since 1997. Prior thereto Mr. Moon held a number of executive positions with TransAlta Corporation which he joined in 1985. From 1994 to 1997 he was President and COO of TransAlta Energy Corporation. Mr. Moon has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director, Chair of the Board (Independent)

Director since:	2005

Committees:	Audit Committee Corporate Governance & Nominating Committee

Securities held:	188,700 common shares 313,000 options to acquire common shares

Principal Occupation:	President of Crescent Enterprises Inc.; Corporate Director

Sits on other boards:	• Northern Superior Resources Inc.
• TransAtlantic Petroleum Ltd.
• AvenEx Energy Corp.
• Pembrook Mining Corp.

DANIEL G. INNES British Columbia, Canada

Daniel G. Innes holds an MSc in geology and has over 38 years’ experience in the mining industry. Mr. Innes was also a founding principal, director, and VP Exploration of Southwestern Resources Corp. and founder and director of Aurora Platinum Corp. and Lake Shore Gold Corp. He has worked in a variety of metal environments in many parts of the world, mainly Brazil, Peru, Chile, Argentina, Mexico, USA, Canada, China, and Australia.

Position with Corporation:	Director (Independent)

Director since:	2003

Committees:	Health, Safety, Environment and Community Committee (Chair) Compensation Committee

Securities held:	772,400 common shares 313,000 options to acquire common shares

Principal Occupation:	President of D.G. Innes & Associates Ltd.

Sits on other boards:	• Zincore Metals Inc.
• Pembrook Mining Corp.
• Radon Environmental Management Corp

ARNOLD KLASSEN British Columbia, Canada

Arnold Klassen is a Chartered Accountant and Certified Public Accountant and has over 30 years’ of experience in accounting, audit and tax, with 23 years of experience in the Mining Industry. Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and prior to that was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997 to 2007. He held a similar position with the Tonto Group of Companies from 1984 to 1998. Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG prior to becoming Vice President of Finance with the Tonto Group of Companies. Mr. Klassen has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director (Independent)

Director since:	2008

Committees:	Audit Committee (Chair)
Corporate Governance & Nominating Committee

Securities held:	19,800 common shares 263,000 options to acquire common shares

Principal Occupation:	President of AKMJK Consulting Ltd.

Sits on other boards:	• Northern Superior Resources Inc.
• Zincore Metals Inc.

PETER CROSSGROVE Ontario, Canada

Mr. Crossgrove is the Chairman and acting CEO of Excellon Resources Inc., a silver-lead and silver-zinc concentrate producer. Prior to May 2005, Mr. Crossgrove was the Chairman of Masonite International Corporation, a door manufacturing company. Mr. Crossgrove is also a director of the Canadian Partnership Against Cancer. He holds an undergraduate degree from McGill University and Concordia University and a master’s degree in business administration from the University of Western Ontario. Mr. Crossgrove is a recipient of the Queen’s Jubilee Medal, a Member of the Order of Canada and a Member of the Order of Ontario.

Position with Corporation:	Director (Independent)

Director since:	2009

Committees:	Corporate Governance & Nominating Committee (Chair) Compensation Committee

Securities held:	195,353 common shares 240,500 options to acquire common shares

Principal Occupation:	Acting CEO of Excellon Resources Inc.

Sits on other boards:	• Barrick Gold Corporation
• Excellon Resources Inc.
• Lateegra Gold Corp.
• QLT Inc.
• Dundee REIT
• Pelangio Mines Inc.
• Detour Gold Corporation (Vice-Chairman)

JONATHAN GILL Ontario, Canada

Mr. Gill is a Professional Engineer who brings more than 45 years of mining experience to the board of Lake Shore Gold, much of it working in senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia. Since retiring in 2003, Mr. Gill has worked on a number of project assignments for Inco, both in Canada and at the Goro project in New Caledonia; as well as for other companies involving reviews of such projects as FNX Mining Company´s Sudbury operations, the Ambatovy nickel project in Madagascar and the Onca Puma project in Brazil. Mr. Gill is a member of the Association of Professional Engineers of Ontario and is a former employer Chair of Ontario´s Mining Legislative Review Committee. Mr. Gill is currently pursuing the ICD.D designation.

Position with Corporation:	Director (Independent)

Director since:	2008

Committees:	Compensation Committee (Chair) Health, Safety, Environment & Community Committee

Securities held:	20,000 common shares 243,000 options to acquire common shares

Principal Occupation:	Independent Consultant

Sits on other boards:	n/a

FRANK HALLAM British Columbia, Canada

Mr. Hallam has extensive operating and corporate finance experience at the senior management level with several publicly listed resource companies. Mr. Hallam was the key architect of the Western Bushveld Joint Venture between Platinum Group Metals Ltd. and Anglo Platinum Ltd. He was also the original founder of New Millennium Metals Corporation, a predecessor to Platinum Group Metals Ltd. Mr. Hallam was a co-founder of MAG Silver Corp. and served as CFO of MAG from 2003 to 2010 and since 2010 serves as a director. From 1994 until 2002 he was a director and CFO of Tan Range Exploration Corporation, focused on gold exploration and development throughout East Africa working with groups such as JCI Limited, Barrick Gold Corporation and Newmont Mining Corporation. He was a  co-founder of West Timmins Mining Inc. and served as CFO from September 13, 2006 to August 7, 2008 and a director from September 13, 2006 until November 6, 2009. Mr. Hallam also has extensive experience in oil & gas exploration and development. He was previously an auditor with Coopers and Lybrand, specialized in their Mining Practice. He is a chartered accountant and has a degree in business administration from Simon Fraser University.

Position with Corporation:	Director (Independent)

Director since:	2009

Committees:	Audit Committee Health, Safety, Environment & Community Committee

Securities held:	481,935 common shares 433,500 options to acquire common shares

Principal Occupation:	Chief Financial Officer of Platinum Group Metals Ltd.

Sits on other boards:	• Platinum Group Metals Ltd.
• MAG Silver Corp.
• West Kirkland Mining Inc.
• Nextraction Energy Corp.

ANTHONY P. MAKUCH Ontario, Canada

President and CEO of the Corporation since March 2008; Senior Vice President and Chief Operating Officer for FNX Mining Corporation Inc. from January 2006 to March 2008.

Mr. Makuch is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. He has been a frequent recipient of mine safety performance awards. He holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University, and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business.

Position with Corporation:	President & Chief Executive Officer, Director

Director since:	2007

Committees:	n/a

Securities held:	100,000 common shares 3,439,300 options to acquire common shares

Principal Occupation:	President & Chief Executive Officer of the Corporation

Sits on other boards:	• Pembrook Mining Corp.

MARIO STIFANO Ontario, Canada

Vice President and Chief Financial Officer of the Corporation since 2008; Vice-President and Chief Financial Officer of Ivernia Inc. from 2005 to 2008; Vice-President of Finance for Investment Administration Sciences, Inc. from 2003 to 2005; Prior to 2003 held a number of senior finance roles at Noranda Inc.

Mr. Stifano is a chartered accountant with more than 15 years of corporate finance experience, including extensive work in the mining sector. As Vice-President and CFO of Ivernia Inc., an international base metals company based in Toronto, he completed numerous debt and equity financings, and oversaw the implementation of the financial controls, processes and corporate financing strategies required to bring the Magellan lead mine in Western Australia from the development stage into production.

Position with Corporation:	Vice President and Chief Financial Officer

Director since:	n/a

Committees:	n/a

Securities held:	no common shares 885,000 options to acquire common shares

Principal Occupation:	Vice President and Chief Financial Officer of the Corporation

Sits on other boards:	• RT Minerals Corp.
• Mega Precious Metals Inc.

BRIAN HAGAN Ontario, Canada

Executive Vice President for the Corporation since November 2008; Vice President of Health and Safety for the Corporation from May 2008 to November 2008. Various positions with FNX Mining including Mine Manager of McCreedy West Mine from August 2006 to April 2007 and Director of Health & Safety from April 2006 to August 2006; Director of Health & Safety and Area Manager for Dynatec Corporation from January 1992 to March 2006.

Brian Hagan brings over 35 years of experience in the mining industry to Lake Shore Gold ranging from operations management to implementation of health safety and environmental management systems. Mr. Hagan is a long-time member of the Canadian Society of Safety Engineers, a former chairman of the Ontario Mine Contractors Safety Association and is currently serving on the Mining Legislative Review Committee of Ontario.

Position with Corporation:	Executive Vice President

Director since:	n/a

Committees:	n/a

Securities held:	no common shares 585,000 options to acquire common shares

Principal Occupation:	Executive Vice President of the Corporation

Sits on other boards:	n/a

ERIC KALLIO Ontario, Canada

Vice President of Exploration for the Corporation since 2008; Geological Consultant from 2004 to 2008 for various companies including Detour Gold Corp, Centerra Gold Corp, Pelangio Mines, Golden Harp Resources, Goldeye Exploration, Silvermet Resources, Strike Minerals, Baffinland Iron Mines, Verena Minerals Corp and Roscoe Postle Associates.

Eric Kallio is a Professional Geologist with close to thirty years of experience working on exploration and underground and open pit mine planning, scoping and feasibility studies in Canada and abroad.

Position with Corporation:	Vice President, Exploration

Director since:	n/a

Committees:	n/a

Securities held:	no common shares 750,000 options to acquire common shares

Principal Occupation:	Vice President of Exploration of the Corporation

Sits on other boards:	• RT Minerals Corp.

MERUSHE VERLI Ontario, Canada

Vice President, Finance since 2008. Corporate Controller of the Corporation since 2007; from 1997 to 2007 held various positions with KPMG LLP, the last of which was Senior Manager.

Ms. Verli is a Chartered Accountant with more than a decade of experience in public practice with KPMG. In addition to her accounting experience, Ms. Verli also holds a Bachelors of Economy, a Bachelors of Geology and a PhD in Economic Sciences.

Position with Corporation:	Vice President, Finance and Corporate Controller

Director since:	n/a

Committees:	n/a

Securities held:	no common shares 214,700 options to acquire common shares

Principal Occupation:	Vice President, Finance and Corporate Controller of the Corporation

Sits on other boards:	n/a

MARK UTTING Ontario, Canada

Vice President, Investor Relations since 2008; Director, Investor Relations of Extendicare REIT from September 2007 to March 2008; Director, Investor Relations of Sherritt International Corp. from June 2007 to September 2007; Director, Investor Relations of Dynatec Corporation from February 2003 to June 2007.

Mark Utting is a Chartered Financial Analyst with 20 years of investor relations and corporate communications experience, mainly in the mining and financial services industries.

Position with Corporation:	Vice President, Investor Relations

Director since:	n/a

Committees:	n/a

Securities held:	no common shares 432,000 options to acquire common shares

Principal Occupation:	Vice President of Investor Relations of the Corporation

Sits on other boards:	n/a

ALASDAIR FEDERICO Ontario, Canada

General Counsel and Corporate Secretary of the Corporation since 2008; Associate, McCarthy Tétrault LLP from 2002-2008.

Mr. Federico is a business lawyer with experience advising on all aspects of corporate and securities law, commercial matters, governance and compliance. Mr. Federico holds a Bachelor of Commerce from the Rotman School of Management at the University of Toronto and a Bachelor of Laws from the University of Western Ontario.

Position with Corporation:	General Counsel and Corporate Secretary

Director since:	n/a

Committees:	n/a

Securities held:	no common shares 462,000 options to acquire common shares

Principal Occupation:	General Counsel and Corporate Secretary of the Corporation

Sits on other boards:	n/a

CHRISTINA OUELLETTE Ontario, Canada

Vice President of Human Resources for the Corporation since November 2009; Director of Human Resources for the Corporation since October 2008; Manager of Human Resources for FNX Mining Co. from 2006 to 2008; Manager of Human Resources for the Sudbury Operations of the Dynatec/FNX Joint Venture from 2004 to 2005; Manager of Human Resources for Domtar, Ontario Forestry Division, from 1998 to 2004.

Ms. Ouellette is a Certified Human Resource Professional with over twenty years of senior management experience. Ms. Ouellette has a strong background and considerable experience in labour relations, employee relations, recruitment, talent and succession planning, compensation planning, and providing strategic HR direction and guidance in support of business objectives.

Position with Corporation:	Vice President, Human Resources

Director since:	n/a

Committees:	n/a

Securities held:	6,880 common shares 292,000 options to acquire common shares

Principal Occupation:	Vice President of Human Resources of the Corporation

Sits on other boards:	n/a

WILL ANSLEY Ontario, Canada

Vice President of Corporate Planning & Strategy for the Corporation since November 2010; Director of Corporate Planning & Strategy for the Corporation from October 2008 to November 2010; Director of Business Development for FNX Mining Corporation Inc. from April 2006 to October 2008.

Mr. Ansley is a Chartered Accountant with experience analyzing and evaluating projects in the mining industry, gained through previous roles in the mining and investment industries.

Position with Corporation:	Vice President, Corporate Planning & Strategy

Director since:	n/a

Committees:	n/a

Securities held:	no common shares 125,000 options to acquire common shares

Principal Occupation:	Vice President of Corporate Planning & Strategy of the Corporation

Sits on other boards:	n/a

In total the directors and officers of Lake Shore Gold own, directly or indirectly, 1,785,068 common shares of the Corporation which is equal to approximately 0.5% of the issued and outstanding share capital as at the date of this AIF.

None of the Directors or Officers of the Corporation has been subject to any cease trade order, penalty or sanction, or has declared bankruptcy during the last 10 years, and none has been a director or officer of a company that has been subject to any cease trade order, penalty or sanction, or has declared bankruptcy during the last 10 years.

Conflicts of Interest

See “Interest of Management and Others in Material Transactions” and “Risk Factors - Conflicts”.

AUDIT COMMITTEE

Charter

The Charter of the Audit Committee is attached as Schedule A to this AIF.

Composition of the Audit Committee

The Audit Committee consists of three independent members: Arnold Klassen (Chair), Alan Moon and Frank Hallam, all of whom are financially literate.

Relevant Education and Experience of Audit Committee

Arnold Klassen (Chair of the Audit Committee) is a Chartered Accountant with more than 30 years of accounting and finance experience, of which 25 years has been in the mining industry. He was employed by Dynatec for 20 years, and from 1994 to 2007, prior to his retirement, he held the position of VP, Finance. From 1977 to 1984 Mr. Klassen was employed by KPMG where he earned his CA designation in 1979. He has the financial and accounting expertise to understand and evaluate financial statements, the accounting principles applied to natural resource companies’ financial statements and the internal controls required to report accurately the Corporation’s financial position.

Mr. Hallam has extensive operating and corporate finance experience at the senior management level, having served as CFO with several publicly listed resource companies since 1994. He was previously an auditor with Coopers and Lybrand, in their Mining Practice. He is a chartered accountant and has a degree in business administration. He has the financial and accounting expertise to understand and evaluate financial statements, the accounting principles applied to natural resource companies’ financial statements and the internal controls required to report accurately the Corporation’s financial position.

Alan C. Moon is a former senior executive with significant business experience, both internationally and domestically, with resource-based companies. Mr. Moon is a professional engineer with an MBA, and serves on the board of directors of a number of other public and private companies. He has the business expertise to understand and evaluate financial statements and the accounting principles applied to natural resource companies’ financial statements.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, the Board of Directors has adopted all recommendations of the Audit Committee regarding nomination or compensation of the external auditors.

Pre-Approval Policies and Procedures

The Corporation has adopted a policy requiring that the Audit Committee pre-approve all non-audit related services provided by the external auditors.

Service Fees Paid to External Auditors

	2010	2009
a) Audit Fees	$445,500	$333,315
b) Audit Related Fees	78,500	—
c) Tax Fees	6,572	4,250
d) All Other Fees	—	—
	$530,572	$337,565

Audit Fees include work by the auditor with respect to the prospectus issued in September 2010 in connection with a financing by the Corporation and the prospectus issued by the Corporation in October 2010 in connection with the secondary offering by Hochschild Mining plc.

Audit Related Fees incurred in 2010 were for the accounting treatment of certain transactions undertaken by the Corporation during the year; French translation services in respect of audited information in connection with prospectus filings; and matters relating to the Corporation’s conversion to financial reporting under IFRS.

Tax fees incurred in 2010 were for an impact study relating to the Harmonized Sales Tax.

LEGAL PROCEEDINGS

The Corporation is not aware of any material legal proceedings, actual or contemplated, to which the Corporation is a party or of which any of its property is the subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The interest of management of the Corporation and others in material transactions and transactions involving remuneration for services is disclosed under the heading “Related Party Transactions” in the Corporation’s Management’s Discussion and Analysis, December 31, 2010. See “Additional Information”.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the common shares in Canada is Computershare Investor Services Inc. at its principal offices in Toronto.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Corporation did not enter into any material contract during the most recently completed financial year, or before the most recently completed financial year, that is still material and still in effect.

INTERESTS OF EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to Lake Shore Gold’s mineral projects on a property material to Lake Shore Gold incorporated by reference into this AIF has been extracted:

Timmins Mine Project — Robert Kusins, P. Geo., Jacques Samson, P. Geo., Heather Miree, P. Geo., Todd Fayram, P.E., and George Darling, P. Eng., prepared a report in accordance with NI 43-101 for Lake Shore Gold entitled “Updated NI 43-101 Technical Report on the Timmins Mine Property, Ontario, Canada” dated October 1, 2009.

Thunder Creek Joint Venture — David H.R. Powers, H.B.Sc., P.Geo., prepared a report in accordance with NI 43-101 for Lake Shore Gold and West Timmins entitled “A Technical Review and Report of the “Thunder Creek Property” Bristol and Carscallen Townships Porcupine Mining Division, Ontario, Canada” dated July 29, 2009.

Reno Pressacco, M.Sc.(Applied), P.Geo., of Scott Wilson Roscoe Postle Associates Inc., prepared a technical report in accordance with NI 43-101 entitled “Technical Report On The Initial Mineral Resource Estimate For The Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada” dated January 14, 2011.

Each of the persons named above is a “qualified person” as defined in NI 43-101, and has been responsible for preparing the technical reports with respect to Lake Shore Gold referred to and incorporated by reference into in this AIF.

Additional scientific or technical information with respect to the Corporation’s mineral properties included in this AIF was prepared by or under the supervision of the following Qualified Persons:

•                  for diamond drilling projects at Timmins Mine surface, Thunder Creek, Thorne and 144, Jacques Samson, P.Geo.;

•                  for diamond drilling projects at Bell Creek Mine, Stephen Conquer, P.Geo.;

•                  for diamond drilling at the Casa Berardi optioned property, Mike Roberts;

•                  for the Timmins deposit and Thunder Creek underground drilling projects, Dean Crick, P.Geo.

•                  Bob Kusins, P.Geo., is the QP for resource estimation at all of the Corporation’s properties.

Except for Robert Kusins, Jacques Samson, Stephen Conquer, Mike Roberts, Dean Crick and Heather Miree, who are employees or former employees of Lake Shore Gold and who hold, or at the time of preparing scientific or technical information held, options under Lake Shore Gold’s employee stock option plan, to the best knowledge of Lake Shore Gold, none of the aforementioned persons hold a material amount of securities of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold or held any such securities at the time they prepared the scientific or technical information or following the preparation, nor did they receive any direct or indirect interest in any securities of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold in connection with the preparation of such information. As of the date hereof, securities held by Robert Kusins, Stephen Conquer, Dean Crick and Jacques Samson represent less than 1% of the issued common shares of Lake Shore Gold.

Except for Robert Kusins, Stephen Conquer, Dean Crick and Jacques Samson, none of the aforementioned persons has a direct or indirect interest in Lake Shore Gold, any of its associates or affiliates or in the Lake Shore Gold properties, or are currently expected to be elected, appointed or employed as a director, officer or employee of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold.

Deloitte & Touche LLP was reappointed as the auditor of Lake Shore Gold on May 5, 2010, and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information on the Corporation, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors which may be found on the Corporation’s website at www.lsgold.com or under the Corporation’s profile on SEDAR at www.sedar.com.

Additional financial information is included in the Corporation’s Management’s Discussion and Analysis, December 31, 2010, and the Corporation’s audited consolidated financial statements for the year ended December 31, 2010, all of which are filed on SEDAR.

GLOSSARY OF TERMS

The following technical terms may be used in this Annual Information Form, and may appear capitalized or in lower case, without any difference in meaning.

Aeromagnetic/Airborne Magnetic — Measurement of the earth’s magnetic field from an aircraft for the purpose of recording the magnetic characteristics of rocks.

Arsenopyrite — The most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver and gold.

Assay — An analysis to determine the presence, absence or quantity of one or more chemical components.

Au - gold

Ball mill — A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Basalt — An extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

Base Metal - A metal, such as copper, lead, nickel, zinc or cobalt.

Belt — A series of mineral deposits occurring in close proximity to each other, often with a common origin.

Biotite — A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists; a detrital constituent of sedimentary rocks.

Breccia — Rock fragmented into angular components.

Carbonate — A rock composed principally of calcium carbonate (CaC03).

Carbon-in-leach — A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occur simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren ore pulp and processed to remove the precious metals and prepare it for reuse.

Carbon-in-pulp — A process step wherein granular activated particles much larger than the ground ore particles are introduced into the ore pulp after primary leaching in cyanide. Precious metals adsorption occurs onto the activated carbon from the pregnant cyanide solution.

Care and maintenance — The status of a mining operation when mining has been suspended but reclamation and closure of the property has not been commenced. The mill and associated equipment is being cared for and maintained until operations recommence.

Chalcopyrite — A copper mineral composed of copper, iron and sulphur. This mineral is very similar to marcasite in its characteristics; it tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and is lighter in weight and harder than gold.

Chert — A compact, glass-like siliceous rock composed of silica of various types (opaline or chalcedonic).

Circuit — A processing facility for removing valuable minerals from the ore so that it can be processed and sold.

Claim/Concession (Mineral/Mining) — The area that confers mineral exploration/exploitation rights to the registered holder under the laws of the governing jurisdiction.

Copper — A ductile, malleable base metal with a myriad of uses in construction (piping, wire) and electronics due to its high electrical and thermal conductivity and good resistance to corrosion.

Core — The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

Cyanidation — A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

Diamond Drilling/Drill Hole — A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

Dilution — The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

Dip — The angle at which a stratum is inclined from the horizontal.

Doré — Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.

Dyke — A tabular body of igneous rock cross cutting the host strata at a high angle.

Epithermal — A hydrothermal deposit formed close to surface at low temperature and pressure.

Fault — A fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

Feldspar — 1. Constituting 60% of the Earth’s crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil, including kaolinite. 2. The mineral group albite, andesine, anorthite, anorthoclase, banalsite, buddingtonite, bytownite, celsian, hyalophane, labradorite, microcline, oligoclase, orthoclase, paracelsian, plagioclase, reedmergnerite, sanidine, and slawsonite.

Felsic — Igneous rock composed principally of feldspars and quartz.

Fold — Any bending or wrinkling of rock strata.

Formation - A body of rock identified by lithological characteristics and stratigraphic position.

Gabbro — A fine to coarse grained, dark coloured crystalline igneous intrusive rock composed mainly of calcic plagioclase, clinopyroxene and sometimes olivine.

Galena — A lead mineral, which occurs with sphalerite in hydrothermal veins, also in sedimentary rocks as replacement deposits; an important source of lead and silver.

Geochemistry/Geochemical - Study of variation of chemical elements in rocks or soil.

Geology/Geological — Study of the Earth’s history and life, mainly as recorded in rocks.

Geophysics/Geophysical — Study of the earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by fixed wing aircraft or helicopter) or in a borehole or drillhole.

Gold — A heavy, soft, ductile, malleable precious metal used in jewelry, dentistry, electronics and as an investment.

Grade — The amount of valuable metal in each tonne or ore, expressed as grams per tonne for precious metals. Cut-off grade — is the minimum metal grade at which a tonne of rock can be processed on an economic basis. Recovered grade — is actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

Grams per tonne (g/t or gpt) — A unit of measurement commonly used to quantify the concentration of precious metals.

Gravity recovery circuit — Equipment used within a plant to recover gold from the ore using the difference in specific gravity between the gold and the host rock. Typically used are shaking tables, spirals, etc.

Hectare — A square of 100 metres on each side.

Igneous — A classification of rocks formed from the solidification from a molten state.

Intrusive/Intrusions - Said of an igneous rock that invades older rocks.

Leach — A method of extracting gold from ore by a chemical solution usually containing cyanide.

Lode — Vein of metal ore.

Mafic — An igneous rock composed chiefly of dark iron and manganese silicate minerals.

Magnetic Survey — A geophysical survey conducted on the earth’s surface that measures variations in the earth’s magnetic field caused by variations in rock type or geological structures.

Mapping — The art and science of recording geological observations on a map.

Metallurgical — The science and technology of extraction of metals from their ores and the refining of metals.

Metamorphism/Metamorphic — A process whereby the composition of rock is adjusted by heat and pressure/A class of rock affected by metamorphism.

Mill — A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

Mineralization — The concentration of metals and their chemical compounds within a body of rock.

Net smelter return — A type of royalty payment where the royalty owner receives a fixed percentage of the revenues of a property or operation.

Open pit — A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

Ore — Rock containing mineral(s) or metals that can be economically extracted to produce a profit.

Orogen/Orogeny — A belt of deformed rocks through folding and faulting, in many places accompanied by metamorphic and intrusive rocks that form mountains/the process of mountain building.

Outcrop — An exposure of bedrock at the surface.

Porphyry — A rock consisting of larger crystals embedded in a more compact finer grained groundmass.

Prospecting — The art and science of searching for mineral deposits.

Proterozoic — The youngest part of the Precambrian from 2450 - 570 million years ago.

Pyrite — A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”

Pyroxene — A calcium/sodium ferromagnesium silicate. One of the major rock forming minerals.

Quartz — A mineral composed of silicon dioxide.

Reclamation - The restoration of a site after mining or exploration activity is completed.

Recovery — A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

Sample — A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.

Schist — A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

Sediment — Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Sedimentary — Pertaining to or containing sediment or formed by its deposition.

Shear — A planar zone of deformed rock caused by the movement of the rock.

Shear zone — A geological term used to describe a geological area in which shearing has occurred on a large scale.

Sill — A tabular body of igneous rock conforming to the last strata.

Soil Sampling — Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Sphalerite — A zinc mineral which is composed of zinc and sulphur. It has a specific gravity of 3.9 to 4.1.

Stockpile — Broken ore heaped on surface, pending treatment or shipment.

Strike — Direction or trend of a geologic structure.

Structure/Structural - Pertaining to geological structure, ie folds, faults, etc.

Sulphide/Sulphidation - A group of minerals in which one or more metals are found in combination with sulfur/rock that has been sulphidized.

Tailings — The material that remains after all metals considered economic have been removed from ore during milling.

Ultramafic — A dark coloured igneous rock containing less than 45% silica and characterized by mafic minerals, such as olivine, amphibole and pyroxene.

Vein — A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz /a small vein or cluster of veins.

Volcanic — Descriptive of rocks originating from volcanic activity.

Schedule A

LAKE SHORE GOLD CORP.

(the “Company”)

CHARTER OF THE AUDIT COMMITTEE

PURPOSE

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management, and the Company’s internal and external audit process, and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board. Nothing in this Charter, however, is intended to or does confer on any member a higher standard of care or diligence than that which applies to the Directors as a whole.

The Audit Committee does not plan or perform audits, or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

Procedural Matters

The Audit Committee:

a.                          meets at least four times per year, either by telephone conference or in person;

b.                         invites the Company’s external auditors, the Chief Financial Officer, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

c.                          reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Committee may deem appropriate;

d.                         has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

e.                          has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;

f.                            has the right to communicate directly with the CFO and other members of management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

g.                         pre-approves non-audit services to be performed by the external auditors in accordance with the Committee’s pre-approval policies and procedures, which pre-approval is subject to ratification by the Board. The Audit Committee may delegate certain pre-approval functions for non-audit services to one or more independent members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Audit Committee for approval at its next meeting.

RESPONSIBILITIES

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board. For this purpose, the Audit Committee may consult with management.

The external auditors shall report directly to the Audit Committee.

Also, the Audit Committee:

a.                          recommends to the Board:

i.                            whether the current external auditors should be nominated for reappointment for the ensuing year and if the current external auditors are not to be reappointed, selects and recommends a suitable alternative for nomination; and

ii.                         the amount of compensation payable to the external auditors;

b.                         resolves disagreements, if any, between management and the external auditors regarding financial reporting;

c.                          provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d.                         takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving non-audit related services provided by the external auditors to the Company or the Company’s subsidiaries, if any;

e.                          confirms that the external auditors are a “participating audit firm” for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations;

f.                            reviews and evaluates the performance of the external auditors; and

g.                         reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles. To accomplish this, the Audit Committee:

a.                          considers the scope and general extent of the external auditors’ review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.                         consults with management regarding the sufficiency of the Company’s internal system of audit and financial controls, internal audit procedures and results of such audits;

c.                          ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d.                         reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e.                          reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f.                            reviews the appropriateness and disclosure of any off-balance sheet matters;

g.                         reviews disclosure of related-party transactions;

h.                         receives and reviews with the external auditors, the external auditors’ audit report and the audited financial statements;

i.                             makes recommendations to the Board respecting approval of the audited financial statements;

j.                             meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

k.                          directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

l.                             meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

Interim Financial Statements

The Audit Committee:

a.                          reviews on an annual basis the Company’s practice with respect to review of interim financial statements by the external auditors;

b.                         conducts all such reviews and discussions with the external auditors and management as it deems appropriate;

c.                          reviews the interim financial statements with the external auditors; and

d.                         makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting. The Audit Committee:

a.                          reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.                         reviews all of the Company’s public disclosure of financial information extracted from the Company’s financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company, and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c.                          reviews material financial risks with management, the plan that management has implemented to monitor and deal with such risks, and the success of management in following the plan;

d.                         consults annually and otherwise as required with the Company’s CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.                          obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.                            reviews management’s response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by management;

g.                         reviews as required with management the annual financial statements, the quarterly financial statements, Management’s Discussion and Analysis, Annual

Information Forms, future-oriented financial information or pro-forma information and other financial disclosure in continuous disclosure documents;

h.                         reviews with management the Company’s compliance with applicable laws and regulations respecting financial reporting matters;

i.                             reviews with management proposed regulatory changes and their impact on the Company; and

j.                             reviews as required with management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company’s Annual Information Form, Information Circular and on the Company’s website.

COMPOSITION

The Audit Committee is composed of three Directors, all of whom are Directors who are not officers or employees of the Company or any of its subsidiaries.

In addition, members of the Audit Committee meet the prescribed independence, financial literacy and experience requirements and have relevant skills and/or experience in the Committee’s areas of responsibility as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded.

Appointment of Committee Members

Members of the Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board.

Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board fills any vacancy if the membership of the Committee is less than the minimum number of Directors required for the Committee.

Committee Chair

The Board appoints a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Absence of Committee Chair

If the Chair of a Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting will be chosen by the Committee to preside at the meeting.

Secretary of Committee

At each meeting the Committee appoints a secretary who need not be a director of the Company.

Meetings

The Chair of the Committee or the Chair of the Board or any two of its members may call a meeting of the Committee.

Quorum

A majority of the members appointed to the Committee constitutes a quorum.

Notice of Meetings

The Chair of the Committee arranges to provide notice of the time and place of every meeting in writing (including by facsimile or email) to each member of a Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. The Chair also ensures that an agenda for the meeting and all required materials for review by the members of the Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Attendance of the Company’s Officers at Meetings

The Chair of the Committee or any two members of the Committee may invite one or more officers of the Company to attend any meeting of the Committee.

Delegation

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Committee determines its own procedures at meetings and may conduct meetings by telephone and will keep records of its proceedings.

COMPLAINTS

The Audit Committee has established procedures for:

a.                          the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.                         the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted as outlined in the Company’s Whistle Blower Policy — Accounting, Internal Controls or Auditing Matters. Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint is kept confidential.

Upon receipt of a complaint, the Chair conducts or designates a member of the Audit Committee to conduct an initial investigation. The results of that initial investigation are brought before the Audit Committee for a determination of further investigation and action.

Records of complaints made and the resulting action or determination with respect to the complaint are documented and kept in the records of the Audit Committee for a period of three years.

The Audit Committee reviews the Whistle Blower Policy annually.

REPORTING AND ASSESSMENT

The Audit Committee reports to the Board of Directors.

The Audit Committee reviews its Charter and conducts an assessment of its performance, and the performance of the Committee Chair, on an annual basis. The Committee reports to the Corporate Governance and Nominating Committee the results of such review and assessment, including any recommendations for change (the “Committee Annual Report”).

DATE OF MOST RECENT BOARD CONSIDERATION

This Charter was reviewed and approved by the Board in August 2010.